                                                      Filed by Tyson Foods, Inc.

                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to rule 14a-12(b) and
                         Rule 14d-2(b) under the Securities Exchange Act of 1934

                                                      Subject Company: IBP, Inc.
                                                      Commission File No. 1-6085

                                                               December 12, 2000

                       Offer to Purchase for Cash up to
                50.1% of the Outstanding Shares of Common Stock

                                      of

                                   IBP, inc.

                                      at

                             $26.00 Net Per Share

                                      by

                        Lasso Acquisition Corporation,
                         a wholly-owned subsidiary of

                               Tyson Foods, Inc.

                               ----------------


    THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, JANUARY 10, 2001, UNLESS THE OFFER IS EXTENDED.

   THE OFFER IS PART OF A PROPOSAL TO ACQUIRE ALL OF THE OUTSTANDING SHARES IN A NEGOTIATED TRANSACTION. A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS OF IBP, INC. (THE "COMPANY") IS CURRENTLY EVALUATING VARIOUS ACQUISITION PROPOSALS, INCLUDING THE PROPOSAL OF TYSON FOODS, INC. ("TYSON"). AS PART OF THE PROCESS, TYSON ENTERED INTO A CONFIDENTIALITY AGREEMENT WITH THE COMPANY THAT PERMITS TYSON TO MAKE THIS OFFER. TYSON IS COMMENCING THIS OFFER AT THIS TIME IN ORDER TO BEGIN TO CLEAR REGULATORY HURDLES AND TO GIVE THE COMPANY'S STOCKHOLDERS THE OPPORTUNITY, IF AND WHEN TYSON AND THE COMPANY ENTER INTO A MERGER AGREEMENT AS PROPOSED BY TYSON, TO RECEIVE QUICKLY THE CASH CONSIDERATION OFFERED BY TYSON.

   THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE OF THE OFFER A NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $0.05 PER SHARE (THE "SHARES"), OF THE COMPANY REPRESENTING, TOGETHER WITH THE SHARES OWNED BY TYSON, AT LEAST 50.1% OF THE TOTAL NUMBER OF OUTSTANDING SHARES (THE "MINIMUM CONDITION"); (2) TYSON BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE AGREEMENT AND PLAN OF MERGER DATED OCTOBER 1, 2000 AMONG THE COMPANY, RAWHIDE HOLDINGS CORPORATION AND RAWHIDE ACQUISITION CORPORATION HAS BEEN TERMINATED AND THE EXECUTION OF A DEFINITIVE MERGER AGREEMENT, IN A FORM SATISFACTORY TO TYSON IN ITS SOLE DISCRETION, AMONG THE COMPANY, TYSON AND LASSO ACQUISITION CORPORATION ("PURCHASER") (THE "MERGER AGREEMENT CONDITION"); (3) TYSON BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE PROVISIONS OF SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW DO NOT APPLY TO OR OTHERWISE RESTRICT TYSON'S OFFER AND THE PROPOSED MERGER WITH THE COMPANY (THE "SECTION 203 CONDITION"); AND
(4) ANY WAITING PERIODS UNDER APPLICABLE ANTITRUST LAWS HAVING EXPIRED OR BEEN TERMINATED. THE OFFER IS ALSO SUBJECT TO OTHER CONDITIONS. SEE "INTRODUCTION" AND "THE OFFER--CONDITIONS TO THE OFFER".

                               ----------------

   THIS OFFER IS NOT CONDITIONED UPON TYSON OR PURCHASER OBTAINING FINANCING.

                               ----------------

   Tyson has delivered to the Company a form of merger agreement, which is summarized herein. Tyson intends to continue to seek to negotiate with the Company with respect to the acquisition of the Company based on this form of merger agreement. If such negotiations result in a definitive merger agreement between the Company and Tyson, certain material terms of the Offer may change. Accordingly, such negotiations could result in, among other things, modification, extension or termination of the Offer and submission of a different acquisition proposal to the Company's stockholders for approval.

   If you wish to tender all or any part of your Shares, you should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have your signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile thereof) and any other required documents to the Depositary (as defined herein) and either deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal (or a facsimile thereof) or deliver such Shares pursuant to the procedures for book-entry transfers set forth in
Section 4 prior to the expiration date of the Offer or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you have Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your Shares.

   If you desire to tender your Shares and your certificates for such Shares are not immediately available, or you cannot comply with the procedures for book-entry transfers described in this Offer to Purchase on a timely basis, you may tender such Shares by following the procedures for guaranteed delivery set forth in Section 4.

   A summary of the principal terms of the Offer appears on pages 1-6 hereof.

   If you have questions about the Offer, you can call MacKenzie Partners, Inc., the information agent for the Offer, or Merrill Lynch, Pierce, Fenner & Smith Incorporated, the dealer manager for the Offer, at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. You can also obtain additional copies of this Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery from MacKenzie Partners, Inc., or your broker, dealer, commercial bank, trust company or other nominee.

   THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

                               ----------------

                     The Dealer Manager for the Offer is:

                              Merrill Lynch & Co.

December 12, 2000

                               ----------------

                               TABLE OF CONTENTS

                               ----------------

                                                                           Page
                                                                           ----
SUMMARY TERM SHEET........................................................   1

INTRODUCTION..............................................................   6

THE OFFER.................................................................   8
  1.  Terms of the Offer; Expiration Date.................................   8
  2.  Extension of Tender Period; Termination; Amendment..................   8
  3.  Acceptance for Payment and Payment..................................   9
  4.  Procedure for Tendering Shares......................................  10
  5.  Withdrawal Rights...................................................  12
  6.  Material Tax Considerations.........................................  12
  7.  Price Range of Shares; Dividends....................................  14
  8.  Certain Information Concerning the Company..........................  15
  9.  Certain Information Concerning Purchaser and Tyson..................  15
  10. Source and Amount of Funds..........................................  17
  11. Background of the Offer; Proposed Merger Agreement..................  17
  12. Purpose and Structure of the Offer; Plans for the Company;
      Dissenters' Rights..................................................  30
  13. Effect of the Offer on the Market for the Shares; Stock Exchange
      Listing(s); Registration under the Exchange Act.....................  30
  14. Dividends and Distributions.........................................  32
  15. Conditions to the Offer.............................................  32
  16. Certain Legal Matters; Regulatory Approvals.........................  33
  17. Fees and Expenses...................................................  35
  18. Miscellaneous.......................................................  35

Schedule I--Directors and Executive Officers of Tyson and Purchaser.......  37

Schedule II--Transactions In Shares.......................................  40

                              SUMMARY TERM SHEET

   This summary term sheet is a brief description of the material provisions of the Offer being made by Tyson Foods, Inc. ("Tyson") through Lasso Acquisition Corporation ("Purchaser"), a wholly-owned subsidiary of Tyson, to purchase up to 50.1% of the common stock, par value $0.05 per share, (the "Common Stock" or "Shares"), of IBP, inc. (the "Company") for $26.00 per Share net to the seller in cash, without interest. The following are some of the questions you, as a stockholder of the Company, may have and answers to those questions. You should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my securities? Why?

   Our name is Tyson Foods, Inc. We are a Delaware corporation and are making the Offer through our wholly-owned subsidiary, Lasso Acquisition Corporation, a Delaware corporation, which was formed for the purpose of making a tender offer for the Shares. The tender offer is the first step in our plan to acquire all of the outstanding Shares.

What are the classes and amounts of securities sought in the Offer?

   We are seeking to purchase up to the number of Shares that represent, together with Shares owned by Tyson, 50.1% of the outstanding Shares. Tyson owns 574,200 Shares. The Company's last public disclosure stated that 105,610,334 Shares were outstanding as of November 1, 2000.

What will happen if more than 50.1% of the outstanding Shares are validly tendered and not withdrawn prior to the expiration date of the Offer?

   If more than the number of Shares that represent, together with Shares owned by Tyson, 50.1% of the outstanding Shares are validly tendered and not withdrawn prior to the expiration date of the Offer, we will accept for payment and pay for only the number of Shares that represent, together with Shares owned by Tyson, 50.1% of the outstanding Shares on a pro rata basis (with appropriate adjustments to avoid purchase of fractional Shares) based on the number of Shares properly tendered by each stockholder prior to or on the expiration date of the Offer. Preliminary results of proration will be announced by press release as promptly as practicable after the expiration date of the Offer. Stockholders may obtain such preliminary information from MacKenzie Partners, Inc., the information agent for the Offer, and may be able to obtain such information from their broker.

How much are you offering to pay for my securities and what is the form of payment? Will I have to pay any fees or commissions?

   We are offering to pay $26.00 per Share, net to you, in cash, without interest. If you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

Do you have the financial resources to make payment?

   Yes. We will need approximately $1.4 billion to purchase all Shares pursuant to the Offer and to pay related fees and expenses. It is anticipated that such funds will be obtained from Tyson's general corporate funds and from Tyson's existing commercial paper program. Tyson's existing revolving credit facility provides a back-stop for the issuance of up to $1 billion in commercial paper. Tyson has received proposals from various financial institutions to provide a new 364-day term credit facility, which, when combined with its existing revolving credit facility, would provide a back-stop for the issuance of up to an additional $2 billion in commercial paper to fund the acquisition. As of December 11, 2000, the outstanding borrowings under the commercial paper program were approximately $300 million and the weighted average interest rate on such commercial paper was 7.02%, with maturities ranging from 3 to 30 days.

Is your financial condition relevant to my decision to tender in the Offer?

   Because the form of payment in the Offer consists solely of cash and the Offer is not subject to a financing condition, we do not think our financial condition is material to your decision whether to tender in the Offer. However, as noted below, if you do not tender in the Offer, in the subsequent merger (if it occurs), you will receive, for each Share you hold, shares of Tyson Class A Common Stock having a value of $26.00 if, during the relevant pricing period before the merger, the average per share price of Tyson Class A Common Stock is at least $12.60 and no more than $15.40. This $26.00 value is subject to adjustment as noted in the Offer to Purchase if the average per share price of Tyson Class A Common Stock during the pricing period is not in that range. If you would like additional information about our financial condition, please see "Certain Information Concerning Purchaser and Tyson-- Available Information."

How long do I have to decide whether to tender in the Offer?

   You have until at least 12:00 Midnight, New York City time, on Wednesday, January 10, 2001, to decide whether to tender your Shares in the Offer. Further, if you cannot deliver everything required to make a valid tender to Wilmington Trust Company, the depositary for the Offer, prior to such time, you may be able to use a guaranteed delivery procedure, which is described in "The Offer--Procedure for Tendering Shares."

Can the Offer be extended and under what circumstances?

   We may, in our sole discretion, extend the Offer at any time or from time to time. We might extend, for instance, if any of the conditions specified in "The Offer--Conditions to the Offer" are not satisfied prior to the expiration date of the Offer.

How will I be notified if the Offer is extended?

   If we decide to extend the Offer, we will inform Wilmington Trust Company, the depositary for the Offer, of that fact and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire.

What are the most significant conditions to the Offer?

   The most important conditions to the Offer are the following:

  . That the Company's stockholders validly tender and do not withdraw prior to the expiration date of the Offer the number of Shares representing, together with the Shares owned by Tyson, at least 50.1% of the total number of outstanding Shares.

  . That Tyson is satisfied, in its sole discretion, that the Agreement and Plan of Merger dated October 1, 2000 among the Company, Rawhide Holdings Corporation and Rawhide Acquisition Corporation has been terminated and that the Company, Tyson and Purchaser have executed a definitive merger agreement in a form satisfactory to Tyson in its sole discretion.

  .  That Tyson is satisfied, in its sole discretion, that the provisions of
     Section 203 of the Delaware General Corporation Law do not apply to or otherwise restrict our Offer and the Proposed Merger (as define below).

  . That any waiting periods under applicable antitrust laws have expired or have been terminated.

For a complete list of the conditions to the Offer, see "The Offer--Conditions to the Offer".

How do I tender my Shares?

   To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal, to Wilmington Trust Company, the depositary for the Offer, not later than the time the Offer expires. If your Shares are held in street name by your broker, dealer, bank, trust company or other nominee, such nominee can tender your Shares through The Depository Trust Company. If you cannot deliver everything required to make a valid tender to the depositary prior to the expiration date of the Offer, you may have a limited amount of additional time by having a broker, a bank or other fiduciary which is a member of the Securities Transfer Agents Medallion Program or other eligible institution to guarantee that the missing items will be received by the depositary within three New York Stock Exchange, Inc., or NYSE, trading days. However, the depositary must receive the missing items within that three trading day period.

Until what time can I withdraw tendered Shares?

   You can withdraw tendered Shares at any time until the Offer has expired and, if we have not by February 9, 2001, agreed to accept your Shares for payment, you can withdraw them at any time after such time until we accept Shares for payment.

How do I withdraw tendered Shares?

   To withdraw Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to Wilmington Trust Company, the depositary for the Offer, while you have the right to withdraw the Shares.

When and how will I be paid for my tendered Shares?

   Subject to the terms and conditions of the Offer, we will pay for all validly tendered and not withdrawn Shares, subject to the proration provisions noted in the Offer to Purchase, promptly after the expiration date of the Offer, subject to the satisfaction or waiver of the conditions to the Offer, as set forth in "The Offer--Conditions to the Offer." We do, however, reserve the right, in our sole discretion, to delay payment for Shares pending receipt of any regulatory or governmental approvals to the Offer as described under the caption "The Offer--Certain Legal Matters; Regulatory Approvals". We will pay for your validly tendered and not withdrawn Shares by depositing the purchase price with Wilmington Trust Company, the depositary for the Offer, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by Wilmington Trust Company of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in "The Offer--Procedure for Tendering Shares"), a properly completed and duly executed Letter of Transmittal and any other required documents for such Shares.

What does the board of directors of the Company think of this Offer?

   The special committee of the board of directors of the Company has responded to our original proposal by entering into a confidentiality agreement with us and providing access to due diligence. For more information, see "Background of the Offer; Proposed Merger Agreement". However, the Company's board of directors has not approved the Offer or otherwise commented on it as of the date of mailing of this Offer to Purchase. Within ten business days after the date of this Offer, the Company is required by law to publish, send or give to you (and file with the Securities and Exchange Commission ("SEC")) a statement as to whether it recommends acceptance or rejection of this Offer, that it has no opinion with respect to this Offer or that it is unable to take a position with respect to this Offer.

Will the Offer be followed by a merger?

   If we enter into a merger agreement with the Company and if we accept for payment and pay for the number of Shares that represent, together with Shares owned by Tyson, 50.1% of the outstanding Shares (or fewer Shares, if we waive the Minimum Condition), we intend to consummate a second step merger with the Company in which the Company is expected to be merged with and into the Purchaser to become a wholly-owned subsidiary of Tyson. Additionally, if we accept for payment and pay for the number of Shares that represent, together with Shares owned by Tyson, 50.1% of the outstanding Shares, we would have sufficient voting power to approve the merger without the affirmative vote of any other stockholder of the Company. If that merger takes place, Tyson will own all of the Shares and all remaining stockholders (other than Tyson, Purchaser, or other subsidiaries of Tyson) will receive, for each Share they hold, shares of Tyson Class A Common Stock having a value of $26.00 if, during the relevant pricing period before the merger, the average per share price of Tyson Class A Common Stock is at least $12.60 and no more than $15.40. This $26.00 value is subject to adjustment if the average per share price of Tyson Class A Common Stock during the pricing period is not in that range.

If the number of Shares that represent, together with Shares owned by Tyson, 50.1% of the outstanding Shares are tendered and accepted for payment, will the Company continue as a public company?

   Yes; however, if and when the merger takes place, the Company will no longer be publicly owned. It is possible that, following the expiration date of the Offer and prior to the merger, if we purchase all the tendered Shares, there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded on the NYSE or any other securities exchange, there may not be an active public trading market (or, possibly, any public trading market) for the Shares, and the Company may cease making filings with the SEC or otherwise cease being required to comply with the SEC rules relating to publicly held companies.

If I decide not to tender, how will the Offer affect my Shares?

   As indicated above, if the Offer is successful, we expect to conclude a merger transaction in which all stockholders not tendering in the Offer (other than Tyson, Purchaser and any other subsidiary of Tyson) will receive, for each Share they hold, shares of Tyson Class A Common Stock having a value of $26.00 if, during the relevant pricing period before the merger, the average per share price of Tyson Class A Common Stock is at least $12.60 and no more than $15.40. This $26.00 value is subject to adjustment if the average per share price of Tyson Class A Common Stock during the pricing period is not in that range. Therefore, if the merger takes place and Tyson Class A Common Stock has traded in that range, the difference to you between tendering your Shares and not tendering your Shares is that you will be paid in cash if you tender your Shares in the Offer and will receive shares of Tyson Class A Common Stock in exchange for your Shares if you do not tender in the Offer. If Tyson Class A Common Stock has not traded in that range, the difference to you is that you would receive $26.00 per share in cash if you tender your Shares in the Offer, but will receive shares of Tyson Class A Common Stock having a value of more than $26.00 per Share if the average price is more than $15.40 or having a value of less than $26.00 per Share if the average price is less than $12.60. However, if the merger does not take place and the Offer is consummated, the number of stockholders and Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, any public trading market) for the Shares, which may affect prices at which Shares trade. Also, as described above, the Company may cease making filings with the SEC or otherwise being required to comply with the SEC rules relating to publicly held companies.

Are appraisal rights available in either the Offer or the merger?

   Appraisal rights are not available in the Offer. Appraisal rights will not be available to holders of the Shares in connection with the proposed merger if both of the following are true:

  . if at the date fixed to determine the stockholders entitled to notice of and to vote on the proposed merger, the Shares are registered on a national securities exchange or traded on Nasdaq, and

  . if the shares of Tyson Class A Common Stock at the effective time of the proposed merger are either listed on a national securities exchange or traded on Nasdaq.

As of the date of this Offer to Purchase, the Shares and the Tyson Class A Common Stock are each listed on the NYSE.

What is the market value of my Shares as of a recent date?

   On September 29, 2000, the last full trading day before the date the Company entered into the Agreement and Plan of Merger dated October 1, 2000 among the Company, Rawhide Holdings Corporation and Rawhide Acquisition Corporation, the closing price of a Share of the Company was $18.31. On November 10, 2000, the last full trading day before the date Smithfield Foods, Inc. made its unsolicited proposal to the special committee of the board of directors of the Company for a stock-for-stock merger, the closing price of a Share of the Company was $20.88.

   Between January 1, 2000 and December 11, 2000, the closing price of a Share ranged between $11.19 and $25.88, and on December 11, 2000, the last full trading day before the date of this Offer to Purchase, the closing price of a Share of the Company was $25.88. We advise you to obtain a recent quotation for Shares before deciding whether to tender your Shares.

Who can I talk to if I have questions about the Offer?

   You can call MacKenzie Partners, Inc., the information agent for the Offer, at (800) 322-2885 (toll free) or Merrill Lynch, Pierce, Fenner & Smith Incorporated, the dealer manager for the Offer, at (212) 236-3790 (call collect).

To the Holders of Common Stock of IBP, inc.:

                                 INTRODUCTION

   We, Tyson Foods, Inc., a Delaware corporation ("Tyson"), through our wholly owned subsidiary Lasso Acquisition Corporation, a Delaware corporation ("Purchaser"), hereby offer to purchase up to the number of Shares that represent, together with Shares owned by Tyson, 50.1% (the "Maximum Amount") of the outstanding common stock, par value $0.05 per share (the "Shares"), of IBP, inc., a Delaware corporation (the "Company"), at $26.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together, as amended, supplemented or otherwise modified from time to time, constitute the "Offer"). You will not be obligated to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Dealer Manager" or "Merrill Lynch"), Wilmington Trust Company (the "Depositary") and MacKenzie Partners, Inc. (the "Information Agent") incurred in connection with the Offer. See "The Offer--Fees and Expenses".

   The purpose of the Offer and the proposed second-step merger is to enable Tyson to acquire control of, and the entire equity interest in, the Company. Tyson has delivered to the Company a form of merger agreement, which is summarized herein. Tyson intends to continue to seek to negotiate with the Company with respect to the acquisition of the Company based on such form of merger agreement. If such negotiations result in a definitive merger agreement between the Company and Tyson, certain material terms of the Offer may change. Accordingly, such negotiations could result in, among other things, modification, extension or termination of the Offer and submission of a different acquisition proposal to the Company's stockholders for approval. Tyson currently intends, as soon as practicable following consummation of the Offer, to seek to have the Company consummate a merger with and into Purchaser with the Purchaser continuing as the surviving corporation (the "Proposed Merger"), pursuant to which each then remaining Share outstanding (other than Shares owned by Tyson, Purchaser or other subsidiaries of Tyson) would be converted into the right to receive shares of Class A common stock, par value $0.10 per share, of Tyson ("Tyson Class A Common Stock") having a value of $26.00 if, during the relevant pricing period before the Proposed Merger, the average per share price of Tyson Class A Common Stock is at least $12.60 and no more than $15.40. If Tyson Class A Common Stock has not traded in that range, the difference to you is that you would receive $26.00 per share in cash if you tender your Shares in the Offer, but will receive shares of Tyson Class A Common Stock having a value of more than $26.00 per Share if the average price is more than $15.40 or having a value of less than $26.00 per Share if the average price is less than $12.60. This $26.00 value is subject to change if the average per share price of Tyson Class A Common Stock is not in that range and the value you will receive will be proportionately changed.

   The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn prior to the expiration date of the Offer a number of Shares representing, together with the Shares owned by Tyson, at least 50.1% of the total number of outstanding Shares (the "Minimum Condition"); (2) Tyson being satisfied, in its sole discretion, that the Agreement and Plan of Merger dated October 1, 2000 among the Company, Rawhide Holdings Corporation and Rawhide Acquisition Corporation (the "Rawhide Agreement") has been terminated and the execution of a definitive merger agreement, in form satisfactory to Tyson in its sole discretion, among the Company, Tyson and Purchaser (the "Merger Agreement Condition"); (3) Tyson being satisfied, in its sole discretion, that the provisions of Section 203 of the Delaware General Corporation Law ("DGCL") do not apply to or otherwise restrict Tyson's Offer and the Proposed Merger with the Company (the "Section 203 Condition"); and (4) any waiting periods under applicable antitrust laws having expired or been terminated. The Offer is also subject to other conditions.

   In the event the Offer is terminated or not consummated, or after the expiration date of the Offer and pending the consummation of the Proposed Merger, in accordance with applicable law and subject to the terms of a confidentiality agreement entered into with the Company and any merger agreement that it may enter into with the Company, Tyson may explore any and all options which may be available. In this regard, and after expiration or termination of the Offer, Tyson may seek to acquire additional Shares, through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as Tyson may determine, which, in the case of Shares, may be more or less than the price to be paid per Share pursuant to the Offer and could be for cash or other consideration.

   THE OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES FOR ANY MEETING OF STOCKHOLDERS OF THE COMPANY OR ANY OFFER TO SELL OR SOLICITATION OF OFFERS TO BUY TYSON CLASS A COMMON STOCK OR OTHER SECURITIES. ANY SUCH SOLICITATION WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), AND ANY SUCH OFFER WILL BE MADE ONLY THROUGH A REGISTRATION STATEMENT AND THE PROSPECTUS PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED.

   THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

                                   THE OFFER

   1. Terms of the Offer; Expiration Date. On the terms and subject to the conditions set forth in this Offer to Purchase, we will accept for payment and pay for up to the number of Shares that represent, together with Shares owned by Tyson, 50.1% of the outstanding Shares that are validly tendered prior to the Expiration Date and not withdrawn.

   To the extent more than the number of Shares that represent, together with Shares owned by Tyson, 50.1% of the outstanding Shares are tendered in the Offer, we will purchase a number of Shares tendered in the Offer that represent, together with Shares owned by Tyson, 50.1% of the outstanding Shares on a pro rata basis (with appropriate adjustment to avoid purchase of fractional Shares) based on the number of Shares properly tendered by each stockholder prior to the Expiration Date and not withdrawn. See "The Offer-- Acceptance for Payment and Payment."

   "Expiration Date" means 12:00 Midnight, New York City time, on Wednesday, January 10, 2001, unless we extend the period of time for which the Offer is open, in which event "Expiration Date" means the latest time and date at which the Offer, as so extended, shall expire.

   The Offer is conditioned upon, among other things, (1) the Minimum Condition having been satisfied, (2) the Merger Agreement Condition having been satisfied in Tyson's sole discretion, (3) the Section 203 Condition having been satisfied in Tyson's sole discretion, and (4) any waiting periods under applicable antitrust laws having expired or been terminated. The Offer is also subject to other conditions as described in "The Offer--Conditions to the Offer". If any such condition is not satisfied, we may (a) terminate the Offer and return all tendered Shares; or (b) extend the Offer and, subject to certain conditions and to your withdrawal rights as set forth in "The Offer-- Withdrawal Rights", retain all Shares until the expiration date of the Offer as so extended; or (c) waive the Minimum Condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the Expiration Date and not withdrawn or delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer. For a description of our right to extend, amend, delay or terminate the Offer, see "The Offer--Extension of the Tender Period; Termination; Amendment," and "The Offer--Conditions to the Offer".

   According to the Company's Quarterly Report on Form 10-Q for the quarter ended September 23, 2000, as of November 1, 2000, there were 105,610,334 Shares outstanding. On the date hereof, Tyson owns 574,200 Shares. Based on this information, the Minimum Condition would be satisfied if 52,336,577 Shares are validly tendered and not withdrawn prior to the Expiration Date.

   2. Extension of Tender Period; Termination; Amendment. We reserve the right to extend the Expiration Date, in our sole discretion, if at the then-scheduled Expiration Date any of the conditions to the Offer have not been satisfied or waived. We also have the right to extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or the SEC staff applicable to the Offer or any period required by applicable law. We expressly reserve the right to waive any of the conditions to the Offer and to make any change in the terms of our conditions to the Offer.

   If we increase or decrease the percentage of Shares being sought or increase or decrease the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer will be extended until the expiration of such period of 10 business days. If we make a material change in the terms of the Offer (other than a change in price or percentage of securities sought) or in the information concerning the Offer, or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and percentage of Shares sought, a minimum of 10 business days may be required to allow adequate dissemination and investor response. "Business day" means any day other than Saturday, Sunday or a federal holiday and shall consist of the time period from 12:01 A.M. through 12:00 Midnight, New York City time.

   Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement, in the case of an extension of the Offer to be made no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes in the information published, sent or given to any stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which we may choose to make any public announcement, we have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to the Dow Jones News Service.

   If we extend the time during which the Offer is open, or if we are delayed in its acceptance for payment of or payment for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf and those Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under "The Offer--Withdrawal Rights." However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder's offer.

   Pursuant to Rule 14d-5 under the Exchange Act and Section 220 of the Delaware General Corporation Law, requests are being made to the Company for the use of the Company's stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. Upon compliance by the Company with such request, this Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists for subsequent transmittal to beneficial owners of Shares.

   3. Acceptance for Payment and Payment. Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for, promptly after the Expiration Date, up to the number of Shares that represent, together with Shares owned by Tyson, 50.1% of the outstanding Shares that are validly tendered prior to the Expiration Date and not withdrawn, subject to the satisfaction or waiver of the conditions set forth in "The Offer--Conditions to the Offer." In addition, we reserve the right, subject to compliance with Rule 14e-1(c) under the Exchange Act, to delay the acceptance for payment or payment for Shares pending receipt of any regulatory or governmental approvals to the Offer as described under the caption "The Offer--Certain Legal Matters; Regulatory Approvals". For a description of our right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see "The Offer--Extension of Tender Period; Termination; Amendment".

   For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary. We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary. The Depositary will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in "The Offer--Procedure for Tendering Shares")), a properly completed and duly executed Letter of Transmittal and any other required documents. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. For a description of the procedure for tendering Shares pursuant to the Offer, see "The Offer--Procedure for Tendering Shares".

   Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment. If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares purchased pursuant to the Offer.

   We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment. If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility as defined below), without expense to you, as promptly as practicable following the expiration or termination of the Offer.

   If more than the number of Shares that represent, together with Shares owned by Tyson, 50.1% of the outstanding Shares are validly tendered and not withdrawn prior to the Expiration Date, we will accept for payment and pay for only the number of Shares that represent, together with Shares owned by Tyson, 50.1% of the outstanding Shares on a pro rata basis (with appropriate adjustments to avoid purchase of fractional Shares) based on the number of Shares properly tendered by each stockholder prior to or on the Expiration Date and not withdrawn. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Stockholders may obtain such preliminary information from the Information Agent and may be able to obtain such information from their broker.

   4. Procedure for Tendering Shares. To tender Shares pursuant to the Offer, either (i) the Depositary must receive at one of its addresses set forth on the back cover of this Offer to Purchase (A) a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal and (B) certificates for the Shares to be tendered or delivery of such Shares pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery including an Agent's Message (as defined below) if the tendering stockholder has not delivered a Letter of Transmittal), in each case by the Expiration Date, or (ii) the guaranteed delivery procedure described below must be complied with.

   Book Entry Delivery. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal properly completed and duly executed together with any required signature guarantees or an Agent's Message and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary. "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation which such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

   Signature Guarantees. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association

Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. ("NYSE") Medallion Signature Program (MSP) (each an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed (i) if the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

   Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date, or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

     (i) such tender is made by or through an Eligible Institution;

     (ii) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by Purchaser is received by the Depositary (as provided below) by the Expiration Date; and

     (iii) the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantee or an Agent's Message and any other documents required by the Letter of Transmittal, are received by the Depositary within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

   The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice. The method of delivery of Shares and all other required documents, including through the Book-Entry Transfer Facility, is at your option and risk, and the delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured.

   Back-up Withholding. Under the federal income tax laws, the Depositary will be required to withhold 31% of the amount of any payments made to certain stockholders pursuant to the Offer. In order to avoid such backup withholding, you must provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. If you are a non-resident alien or foreign entity not subject to back-up withholding, you must give the Depositary a completed Form W-8 Certificate of Foreign Status prior to receipt of any payment.

   Grant of Proxy. By executing a Letter of Transmittal (or delivering an Agent's Message), you irrevocably appoint our designees as your proxies in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after December 12, 2000). All such proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Our designees will be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Company's stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

   The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 and (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

   Validity. We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination shall be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. Our interpretation of the terms and conditions of the Offer will be final and binding. None of Tyson, Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

   5. Withdrawal Rights. You may withdraw tenders of Shares made pursuant to the Offer at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after February 9, 2001 unless such Shares are accepted for payment as provided in this Offer to Purchase. If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section.

   To withdraw tendered Shares, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn and the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-entered by again following one of the procedures described in "The Offer--Procedures for Tendering Shares" at any time prior to the Expiration Date.

   We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. None of Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

   6. Material Tax Considerations. The following discussion is a summary of material United States federal income tax consequences of the Offer and the Proposed Merger to the holders of Shares who hold their Shares as capital assets. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations, and administrative and judicial interpretations thereof, each as in effect as of the date of this Offer to Purchase, all of which may change, possibly with retroactive effect.

   This discussion does not address all aspects of federal income taxation that may be relevant to a holder of Shares in light of that holder's particular circumstances or to a holder subject to special rules, such as (i) a stockholder who is not a citizen or resident of the United States, (ii) a financial institution or insurance company, (iii) a tax-exempt organization,
(iv) a dealer or broker in securities, (v) a stockholder that holds its Shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated transaction, or (vi) a stockholder that acquired its Shares pursuant to the exercise of options or otherwise as compensation. In addition, this discussion does not address any state, local or foreign tax consequences of the Offer or the Proposed Merger. We urge each holder of Shares to consult its own tax advisor to determine the particular federal income tax or other tax consequences to it of participation in the Offer and to determine whether it should participate in the Offer or the Proposed Merger.

   Assuming that the Offer and the Proposed Merger are treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code (and Tyson, Purchaser and the Company are included as parties to that reorganization within the meaning of Section 368(b) of the Code), for federal income tax purposes:

  . A holder of Shares that has all of its Shares purchased in the Offer will recognize gain or loss, measured by the difference between the cash received and such holder's adjusted tax basis in such Shares. This gain or loss will be capital gain or loss provided such holder's Shares were held as a capital asset, and will be long-term capital gain or loss if the holder has held the Shares tendered in the Offer for more than one year at the time such Shares are purchased in the Offer.

  . A holder of Shares that exchanges all of its Shares for Tyson Class A Common Stock pursuant to the Proposed Merger will not recognize any gain or loss except with respect to cash received in lieu of fractional Shares.

  . A holder of Shares that has some of its Shares accepted for tender in the Offer and exchanges some of its Shares for Tyson Class A Common Stock pursuant to the Proposed Merger will recognize gain (but not loss) to the extent of cash received in the Offer. For these purposes, a holder's gain is measured by the difference between (A) the sum of (i) the amount of cash received pursuant to the Offer plus (ii) the fair market value of Tyson Class A Common Stock received in the Proposed Merger (plus any cash received in lieu of fractional shares thereof) and
     (B) the holder's adjusted tax basis in its Shares.

  . If a holder of Shares receives cash in lieu of fractional shares of Tyson Class A Common Stock in the Proposed Merger, the holder will be required to recognize gain or loss measured by the difference between the amount of cash received in lieu of that fractional share and the portion of the tax basis of that holder's Shares allocable to that fractional share. This gain or loss will be capital gain or loss provided such holder's Shares were held as a capital asset, and will be long-term capital gain or loss if the holder has held the Shares deemed exchanged for that fractional share of Tyson Class A Common Stock for more than one year at the effective time of the Proposed Merger.

  . A holder of Shares will have a tax basis in Tyson Class A Common Stock received in the Proposed Merger equal to the tax basis in its Shares surrendered by that holder in the Offer and Proposed Merger, (A) reduced by (i) any tax basis in such Shares that is allocable to fractional share interests in Tyson Class A Common Stock for which cash is received and (ii) the amount of cash received by such holder, if any, pursuant to the Offer, and (B) increased by the amount of gain, if any, recognized by such holder in the Offer (but not by gain recognized upon the receipt of cash in lieu of fractional shares of Tyson Class A Common Stock in the Proposed Merger).

  . The holding period for Tyson Class A Common Stock received in exchange for Shares in the Proposed Merger will include the holding period for Shares surrendered in the Proposed Merger, provided such Shares were held as a capital asset.

   The tax consequences described above are based on factual assumptions, including the satisfaction of the supporting conditions. If those factual assumptions are not satisfied, the federal income tax consequences of the Proposed Merger to holders of Shares could differ materially from those summarized above. In particular, although holders of Shares that have Shares accepted for tender in the Offer will recognize gain for federal income tax purposes regardless of whether these factual assumptions are satisfied, as described below, the Proposed Merger may be a taxable transaction for federal income tax purposes if these factual assumptions are not satisfied.

   If the Proposed Merger is consummated but fails to be treated as a reorganization within the meaning of Section 368(a) of the Code (or Tyson, Purchaser or the Company is not included as a party to that reorganization within the meaning of Section 368(b) of the Code), the Proposed Merger will be a taxable transaction for federal income tax purposes. In that event, each Holder of Shares that exchanges Shares for Tyson Class A Common Stock in the Proposed Merger will recognize gain or loss measured by the difference between the fair market value of Tyson Class A Common Stock received (together with any cash received in the Offer and any cash received in lieu of fractional shares) and such stockholder's adjusted tax basis in the Shares exchanged in the Proposed Merger. The gain or loss will be capital gain or loss provided such Shares were held as a capital asset, and will be long-term capital gain or loss if such Shares were held for more than one year at the Effective Time of the Proposed Merger.

   The federal income tax discussion set forth above is included for general information only and is based upon present law. Due to the individual nature of tax consequences, you are urged to consult your tax advisors as to the specific tax consequences to you of the Offer and the Proposed Merger, including the effects of applicable state, local or other tax laws.

   7. Price Range of Shares; Dividends. The Shares are listed and principally traded on the NYSE. The following table sets forth for the periods indicated the high and low sales prices per Share on the NYSE based on published financial sources.

                                                                   High   Low
                                                                  ------ ------
      1998
        First Quarter............................................ $24.13 $20.06
        Second Quarter...........................................  22.88  18.38
        Third Quarter............................................  20.88  16.56
        Fourth Quarter...........................................  29.25  20.25
      1999
        First Quarter............................................ $29.13 $19.63
        Second Quarter...........................................  23.44  16.75
        Third Quarter............................................  25.25  22.25
        Fourth Quarter...........................................  25.00  17.81
      2000
        First Quarter............................................ $18.00 $11.19
        Second Quarter...........................................  18.75  13.31
        Third Quarter............................................  17.75  14.13
        Fourth Quarter through December 11.......................  25.88  17.38

   On September 29, 2000, the last full trading day before the date the Company entered into the Rawhide Agreement, the closing price of a Share of the Company was $18.31. On November 10, 2000, the last full trading day before the date Smithfield Foods, Inc. made its unsolicited proposal to the special committee of the board of directors of the Company ("Special Committee") for a stock-for-stock merger, the closing price of a Share of the Company was $20.88.

   Between January 1, 2000 and December 11, 2000, the price per Share on the NYSE ranged between $11.19 and $25.88. On December 11, 2000, the last full trading day before the date of this Offer to Purchase, the reported closing sales price per Share on the NYSE was $25.88. We urge you to obtain current market quotations for the Shares. The Company's annual dividend is $.10.

   8. Certain Information Concerning the Company.

   General. The Company is a Delaware corporation, with principal executive offices at 800 Stevens Port Drive, Dakota Dunes, South Dakota 57049. The telephone number of the Company's executive offices is (605) 235-2061. The Company is one of the world's largest manufacturers of fresh meats and frozen and refrigerated food products, with 1999 annual sales in excess of $14.0 billion. The Company has two primary business segments: Fresh Meats, which produces boxed beef, pork, hides and other allied products; and Foodbrands, which manufactures various value added products including pepperoni, pizza toppings, appetizers, prepared meals, Mexican foods, soups, sauces, and branded and processed meats. The Company has over 60 manufacturing locations in the United States and internationally. The Company has sales offices in North America, Central America, Europe, and Asia. The Company employs approximately 50,000 people.

   Available Information. The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, Suite 1400, 500 W. Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or free of charge at the Web site maintained by the SEC at http://www.sec.gov.

   Except as otherwise stated in this Offer to Purchase, the information concerning the Company contained herein has been taken from or is based upon reports and other documents on file with the SEC or otherwise publicly available. Although we have no knowledge that would indicate that any statements contained herein based upon such reports and documents are untrue, we take no responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to us.

   9. Certain Information Concerning Purchaser and Tyson. Purchaser is a Delaware corporation incorporated on December 8, 2000, with principal executive offices at 2210 West Oaklawn Drive, Springdale, Arkansas 72762-6999. The telephone number of our principal executive offices is (501) 290-4000. To date, Purchaser has engaged in no activities other than those incident to Purchaser's formation and the commencement of the Offer. Purchaser is a wholly-owned subsidiary of Tyson.

   Tyson is a Delaware corporation with principal executive offices at 2210 West Oakland Drive, Springdale, Arkansas 72762-6999. The telephone number of Tyson's executive offices is (501) 290-4000. Tyson produces, distributes and markets chicken, Mexican foods, prepared foods, animal and pet food ingredients and live swine. Tyson's goal is to be the undisputed world leader in growing, processing and marketing chicken and chicken-based food products. Tyson's integrated operations consist of breeding and rearing chickens, as well as the processing, further-processing and marketing of these food products. Tyson's products are marketed and sold to national and regional grocery chains, regional grocery wholesalers, clubs and warehouse stores, military commissaries, industrial food processing companies, national and regional chain restaurants or their distributors, international export companies and domestic distributors who service restaurants, foodservice operations such as plant and school cafeterias, convenience stores, hospitals and other vendors. Tyson's integrated chicken processes include genetic research, breeding, hatching, rearing, ingredient procurement, feed milling, veterinary and other technical services, and related transportation and delivery services.

   Tyson is a fully-integrated producer, processor and marketer of a variety of food products. Tyson presently identifies segments based on the products offered and the nature of customers, resulting in four reported business segments: Food Service, Consumer Products, International and Swine.

   Tyson's chicken business consists of the Food Service, Consumer Products and International segments. Food Service includes fresh, frozen and value-enhanced chicken products sold through food service and specialty distributors who deliver to restaurants, schools and other accounts. Consumer Products include fresh, frozen and value-enhanced chicken products sold through retail markets for at-home consumption and through wholesale club markets targeted to small food service operators, individuals and small businesses. Tyson's International segment markets and sells the full line of Tyson chicken products.

   Tyson's farrow to finish swine operations, which include genetic and nutritional research, breeding, farrowing and feeder pig finishing and the marketing of live swine to regional and national packers, are conducted in Arkansas, Missouri, North Carolina and Oklahoma.

   Tyson's other business category includes the Prepared Foods group, consisting of Mexican Original, Culinary Foods and Mallard's Food Products. Mexican Original produces flour and corn tortilla products. Culinary Foods and Mallard's Food Products produce specialty pasta and meat dishes for restaurants, airlines and other major customers. Additionally, the other category includes Tyson's wholly-owned subsidiaries involved in supplying chicken breeding stock and trading agricultural goods worldwide.

   The name, business address, principal occupation or employment, five year employment history and citizenship of each director and executive officer of Tyson and Purchaser and certain other information are set forth on Schedule I. Except as set forth in this Offer to Purchase, during the past two years, none of us, nor, to our best knowledge, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, none of the persons listed in
Schedule I, nor any of their respective associates or majority-owned subsidiaries, beneficially owns any securities of the Company. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between us or any of our subsidiaries or, to our best knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Except as described in Schedule I, none of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

   On November 15, 2000, John S. Lea sold 1,000 Shares for $22.25 per Share. Mr. Lea had purchased these Shares on March 17, 2000. As of December 11, 2000, Tyson beneficially owned 574,200 Shares, representing less than 1% of the outstanding Shares. Transactions in the Shares by Tyson effected in the past 60 days are described in Schedule II hereto. All such transactions were effected by Tyson in the open market on the NYSE at the prices per share indicated on Schedule II.

   On December 5, 2000, Tyson announced that it expects to resume purchases under its ongoing corporate stock repurchase program. Since December 4, 2000, the day Tyson announced its proposal to acquire the Company, Tyson has repurchased 200,000 shares of Tyson Class A Common Stock in the open market at prices ranging from $11.63 to $12.13 per share. During fiscal 2000 Tyson repurchased 4.0 million shares of Tyson Class A Common Stock under this program. Depending on market conditions and the price for Tyson Class A Common Stock, and subject to applicable SEC rules and regulations, Tyson may continue to purchase, from time to time, shares of Class A Common Stock in the open market.

   Available Information. Tyson is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Tyson is required to disclose in such proxy statements certain information, as of particular dates, concerning its directors and officers, their remuneration, stock options granted to them, the principal holders of its securities and any material interests of such persons in transactions with Tyson. Such reports, proxy statements and other information should be available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to the Company in "Certain Information Concerning the Company--Available Information" and the library of the NYSE, 20 Broad Street, New York, New York 10005.

   10. Source and Amount of Funds. We will need approximately $1.4 billion to purchase the number of Shares representing, together with Shares owned by Tyson, 50.1% of the outstanding Shares pursuant to the Offer and to pay related fees and expenses. We will obtain such funds from Tyson's general corporate funds and also from Tyson's existing commercial paper program. Tyson has received proposals from various financial institutions to provide a new 364-day term credit facility, which, when combined with its existing revolving credit facility, would provide a back-stop for the issuance of up to $2 billion in commercial paper to fund the acquisition. As of December 11, 2000, the outstanding borrowings under the commercial paper program were approximately $300 million and the weighted average interest rate on such commercial paper was 7.02%, with maturities ranging from 3 to 30 days.

   Following the issuance of the commercial paper, Tyson may seek to refinance all or a portion of the commercial paper borrowings through the issuance of public debt securities. However, the decision whether or not to effect such refinancing and the timing of such refinancing will depend on a number of factors, including, market conditions, interest rates and interest rate spreads and the availability of alternative financing.

   If we are unable to consummate the foregoing financing arrangements, we will seek alternative financing.

   11. Background of the Offer; Proposed Merger Agreement. As part of the continuous evaluation of its businesses and plans, Tyson regularly considers a variety of strategic options and transactions. In recent years, as part of this process, Tyson has evaluated various alternatives for expanding its business, including through acquisitions and including discussions with the Company from time to time.

   On October 2, 2000, the Company and Donaldson, Lufkin & Jenrette, Inc. ("DLJ") jointly announced that Rawhide Holdings Corporation, a wholly-owned subsidiary of DLJ Merchant Banking Partners III, L.P., a private equity fund affiliated with DLJ, had entered into the Rawhide Agreement, to acquire the outstanding Shares in a transaction whereby each Share would be converted into the right to receive $22.25 in cash.

   On October 27, 2000, Brandes Investment Partners, L.P., Brandes Investment Partners Inc., Brandes Holdings, L.P., Charles H. Brandes, Glenn R. Carlson and Jeffrey A. Busby, together the holders of 9.12% of the outstanding Shares, disclosed in a public filing with the SEC their intention to vote against the merger proposed by the Rawhide Agreement and to consider asserting their appraisal rights under Delaware law.

   On November 13, 2000, Smithfield Foods, Inc. ("Smithfield") announced in a public filing with the SEC its offer to acquire the outstanding Shares for $25 a share payable in Smithfield common stock. Also, on November 13, 2000, the Special Committee announced that it would begin discussions with Smithfield. Thereafter, on November 16, 2000, the Company and Smithfield announced that they entered into a confidentiality agreement.

   On November 21, 2000 John Tyson, Chairman, President and Chief Executive Officer of Tyson, contacted Richard Bond, President of the Company, and inquired as to whether there might be any interest in discussing a combination of the Company and Tyson. As a follow-up to this conversation, John Tyson and other senior Tyson executives initiated a meeting with Robert Peterson, Chairman and Chief Executive Officer of the Company, and Mr. Bond on November 24, 2000. During the subsequent week, Mr. Tyson initiated other conversations with both Mr. Peterson and Mr. Bond.

   On December 4, 2000, Tyson sent the following letter to the Special
Committee:

Special Committee of the Board of Directors of IBP, inc.
800 Stevens Port Drive
Dakota Dunes, South Dakota 57049
Attn: Ms. JoAnn R. Smith, Chairperson

Tyson Foods, Inc. proposes the following transaction with IBP:

  Tyson will acquire all outstanding common stock of IBP in a two-step merger pursuant to a definitive agreement in which IBP stockholders receive cash and Tyson Class A Common Stock valued at $26.00 for each share of IBP common stock. To effect the transaction, Tyson will first commence a cash tender offer for 50.1% of outstanding IBP common stock. After conclusion of the tender offer, Tyson will effect a merger in which each remaining share of IBP common stock will be converted into $26.00 of Tyson Class A Common Stock, subject to a maximum exchange ratio of 2.063 Tyson shares and a minimum exchange ratio of 1.688 Tyson shares per IBP share.

Our proposal provides a 42% premium over the closing price of IBP on September 29, 2000, the last trading day prior to announcement of the Rawhide transaction.

Our transaction is clearly superior to the Smithfield and Rawhide offers for the following reasons:

  .  We provide higher absolute value for each IBP share.

  . IBP stockholders will receive one-half of total consideration promptly in cash under the tender offer. Our proposal is not subject to any financing condition. The Smithfield proposal contains no cash consideration and will take significantly longer to complete. The Rawhide proposal offers no equity participation and requires financing.

  . Our equity component is compelling. The transaction is instantly accretive to Tyson, before synergies, and offers even stronger cash-flow characteristics. In addition, the combined company will be better positioned in the highly competitive food industry.

  . Our proposal avoids significant regulatory risk. As observed in your letter to Smithfield, their proposal will cause strict regulatory scrutiny and likely require significant asset divestiture. Numerous regulators, politicians and farm advocacy groups have already expressed opposition to the Smithfield combination. The resulting uncertainty and expected delay is detrimental to both IBP and the ultimate value to be received by your stockholders.

  . Finally, the resulting company will be the world's leading supplier of chicken, beef and pork. We offer complementary products, operations and philosophies, and look forward to working with Bob Peterson and Dick Bond. We will combine these companies only in ways that create strength and do not anticipate any significant reduction in employment levels.

Our transaction is intended to qualify as a tax-free reorganization under
Section 368(a) of the Internal Revenue Code such that the stock portion of consideration would be tax-free to IBP stockholders.

We expect IBP employee stock options will be converted into Tyson's stock options on a basis consistent with the overall valuation received by IBP stockholders in the second-step merger portion of the transaction.

This proposal is subject to completion of a quick, confirmatory due diligence review and negotiation of a definitive merger agreement. Tyson is prepared to enter into a confidentiality agreement on terms no less favorable than that offered Smithfield. We attach a signed confidentiality agreement substantially identical to Smithfield's agreement for your review and execution.

Time is of the essence. We ask to commence due diligence as soon as possible and are prepared to begin tomorrow, December 5th. We are also prepared to immediately negotiate a definitive merger agreement, which we anticipate will contain customary terms and conditions for transactions of this kind.

Because this proposal is important to our respective stockholders we are releasing this letter publicly.

I know we can, with your cooperation, close quickly and focus management on creating value. I strongly believe this transaction will benefit all our stockholders. Please call me or our advisors, Merrill Lynch, with any questions.

Sincerely,

John Tyson
Chairman, President and Chief Executive Officer
Tyson Foods, Inc.

   On December 4, the Special Committee sent John Tyson the following letter:

                                          December 4, 2000

Mr. John Tyson
Chairman, President and Chief Executive Officer
Tyson Foods, Inc.
2210 West Oaklawn Drive
Springdale, Arkansas 72762-6999

Dear Mr. Tyson:

   The Special Committee of the Board of Directors of IBP, inc., was pleased to receive your letter dated December 4, 2000 in which you propose a merger in which IBP stockholders would receive $26 per share, payable as to 50.1% of the outstanding IBP shares in cash and payable as to 49.9% of the outstanding IBP shares in Tyson Class A Common Stock, subject to the terms and conditions set forth therein.

   The Committee has determined that your proposal meets the applicable threshold under IBP's merger agreement with Rawhide Holdings Corporation and is therefore prepared to enter into discussions with you regarding your proposal.

   The Committee has reviewed your proposed form of confidentiality agreement and has authorized me to execute it on behalf of the Company. An executed copy is enclosed. You indicated in your letter that you are interested in performing a quick, confirmatory due diligence review and we will try to accommodate you on that score. In that regard, we will make documents available for legal due diligence beginning tomorrow at our counsel's offices.

   A key point of concern with respect to your proposal is the "collar" on the exchange ratio. We note that this morning, subsequent to the announcement, your stock traded below the lower end of your proposed collar. We are very interested in discussing with you ways to protect the value for IBP stockholders, such as a broader collar or a higher starting price.

   We also look forward to sitting down with your representatives to discuss the regulatory and political implication of your proposal, and we are very interested in hearing your strategy for addressing any issues that may arise in that regard.

   I note, as I'm sure you are aware, that the Committee's objectives, as well as its obligation, is to act to achieve the highest price reasonably available to stockholders.

   We look forward to working with you to assure the most favorable possible transaction from the standpoint of IBP stockholders.

                                          Very truly yours,

                                          Jo Ann R. Smith

   On December 4, 2000, the Company and Tyson entered into a confidentiality agreement (the "Confidentiality Agreement"), a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO filed by Tyson and the Purchaser (the "Schedule TO"), pursuant to which Tyson agreed to keep confidential certain information it and its advisors may receive from the Company and its advisors in connection with Tyson's evaluation of a potential transaction. Under the Confidentiality Agreement, Tyson is prohibited prior to March 31, 2001 from making any proposals to acquire less than all of the outstanding Shares, and from acquiring additional Shares in the open market if such acquisition would result in Tyson beneficially owning more than 9.9% of the outstanding Shares, except in each case under certain circumstances.

   On December 5 and 6, 2000, representatives of Tyson, and its legal and financial advisors, visited the offices of counsel to the Special Committee to conduct preliminary due diligence. On December 8, representatives of Tyson met with the Company's management to conduct further due diligence and to discuss issues in connection with a possible acquisition of the Company.

   On December 11, 2000, John Tyson spoke with JoAnn R. Smith informing her that Tyson would be initiating the Offer. On December 11, 2000 Tyson announced its intention to commence the Offer. Tyson also delivered a form of merger agreement to the Company, a copy of which is filed as an exhibit to the Schedule TO. The following is a summary of the material terms of the form of merger agreement (the "Merger Agreement"). This summary is qualified by reference to the complete text of Merger Agreement. Tyson can provide no assurance that any definitive merger agreement between Tyson and the Company will contain these or similar terms.

The Amended Offer

   The Merger Agreement will require Tyson to amend the Offer (the "Amended Offer") and file an amended Schedule TO (the "Form TO/A") which will include an amended Offer to Purchase (the "Amended Offer to Purchase"). Under the Merger Agreement, Purchaser's obligation to accept for payment and pay for Shares tendered pursuant to the Amended Offer will be subject to the satisfaction or waiver of the Minimum Condition and certain other conditions that are described below. Subject to the provisions of the Merger Agreement, the Merger Agreement will permit Purchaser to waive, in whole or in part at any time or from time to time, any condition to the Amended Offer; provided that the Merger Agreement will not permit, without the prior written consent of the Company, Purchaser to make any change that changes the form of consideration to be paid in the Amended Offer or the Proposed Merger, decreases the price per Share, increases the Minimum Condition or the Maximum Amount (as defined in the Merger Agreement), imposes additional conditions to the Amended Offer or amends any term or any condition to the Amended Offer in a manner materially adverse to the holders of the Shares.

   Under the Merger Agreement, Purchaser will have the right, without the consent of the Company, to waive the Minimum Condition and extend the Offer
(i) from time to time if, at the scheduled or extended expiration date of the Amended Offer, any of the conditions to the Amended Offer have not been satisfied or waived (until such conditions are satisfied or waived) for a number of days not to exceed 60 in the aggregate and (ii) for any period required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC applicable to the Amended Offer or any period required by applicable law.

Recommendation

   The Merger Agreement contemplates that the board of directors of the Company, upon recommendation of the Special Committee, will (i) determine that each of the Merger Agreement, the Amended Offer and the Proposed Merger is fair to, and in the best interest of, the holders of Shares, (ii) approve the Merger Agreement and the transactions contemplated thereby, including each of the Amended Offer and the Proposed Merger and (iii) resolve to recommend that the stockholders of the Company who desire to receive cash for their Shares accept the Amended Offer and tender their Shares and that, following consummation of the Amended Offer, the stockholders of the Company adopt the Merger Agreement and vote in favor of the Proposed Merger.

The Proposed Merger

   The Merger Agreement provides that as soon as practicable after the purchase of the Shares pursuant to the Amended Offer, the approval of the Merger Agreement by the Company's stockholders and the satisfaction or waiver of the other conditions to the Proposed Merger, the Company will be merged with and into Purchaser, and Purchaser will be the surviving corporation (the "Surviving Corporation").

   Pursuant to the Merger Agreement, each Share outstanding at the effective time of the Proposed Merger (other than Shares owned by Tyson or any of its subsidiaries, including Purchaser, or by the Company as treasury stock, all of which will be cancelled), will be converted into the right to receive that number of shares of Tyson Class A Common Stock equal to, (a) if the market price per share of Tyson Class A Common Stock is equal to or greater than $15.40, 1.688, (b) if the market price per share of Tyson Class A Common Stock is less than $15.40 and greater than $12.60, the result of $26.00 divided by the market price per share of Tyson Class A Common Stock, and (c) if the market price per share of Tyson Class A Common Stock is equal to or less than $12.60, equal to 2.063. The "market price" per share of Tyson Class A Common Stock is the average of the closing price per share of Tyson Class A Common Stock on the NYSE at the end of the regular session as reported on the Consolidated Tape, Network A for the fifteen consecutive trading days ending on the fifth trading day immediately preceding the effective time of the Proposed Merger.

Employee Stock Options

   The Merger Agreement provides that, at or immediately prior to the effective time of the Proposed Merger, each employee stock option or director stock option to purchase outstanding Shares under any stock option plan of the Company, whether or not vested or exercisable (each, a "Company Option") will, by virtue of the Proposed Merger and without any further action on the part of any holder thereof, be assumed by Tyson and deemed to constitute an option (each, a "Tyson Option") to acquire, on the same terms and conditions as were applicable under such Company Option, the same number of shares of Tyson Class A Common Stock as the holder of such Company Option would have been entitled to receive had such holder exercised such Company Option in full immediately prior to the effective time of the Proposed Merger (rounded to the nearest whole number), at a price per share (rounded down to the nearest whole cent) equal to (x) the aggregate exercise price for the Shares otherwise purchasable pursuant to such Company Option divided by (y) the number of whole shares of Tyson Class A Common Stock purchasable pursuant to the Tyson Option in accordance with the foregoing. The Merger Agreement states that the other terms of each such Company Option, and the plans under which they were issued, will continue to apply in accordance with their terms.

   Under the Merger Agreement, prior to the effective time of the Proposed Merger, the Company will (i) obtain any consents from holders of Company Options and (ii) make any amendments to the terms of such stock option plans of the Company that, in the case of either clauses (i) or (ii), are necessary or appropriate to give effect to the above transactions; provided, however, that lack of consent of any holder of a Company Option will in no way affect the obligations of the parties to consummate the Proposed Merger.

   In the Merger Agreement, Tyson will agree to take, at or prior to the effective time of the Proposed Merger, all corporate action necessary to reserve for issuance a sufficient number of shares of Tyson Class A Common

Stock for delivery upon exercise of the Tyson Options. The Merger Agreement provides that Tyson will agree to file a registration statement on Form S-8, with respect to the shares of Tyson Class A Common Stock subject to such Tyson Options.

Representations and Warranties

   The Merger Agreement contemplates the Company making customary representations and warranties to Tyson, including representations relating to its organization and governmental qualification and subsidiaries; its articles of incorporation and bylaws; capitalization; corporate authorizations; absence of conflicts; required filings and consents; compliance with laws; SEC filings; financial statements; absence of certain changes or events (including any material adverse effect on the financial condition, business, assets or results of operations of the Company); absence of undisclosed liabilities; litigation; employee benefit plans; tax matters; labor matters; intellectual property; environmental matters; insurance and other matters.

   The Merger Agreement contemplates certain of the Company's representations and warranties will be qualified as to "materiality" or "Material Adverse Effect." When used in connection with the Company or any of its subsidiaries, the term "Material Adverse Effect" will mean any effect that would be materially adverse to the financial condition, business, assets, liabilities or results of operations of the Company and its subsidiaries taken as a whole.

   In the Merger Agreement Tyson will make customary representations and warranties to the Company, including representations relating to its corporate organization; authority relative to the Merger Agreement; absence of conflicts; financial statements; finders fees and other matters.

Covenants of the Company

   The Merger Agreement would require that the Company agree to comply with various covenants.

   Conduct of the Company. Prior to the effective time of the Proposed Merger, except as expressly permitted by the Merger Agreement, the Company and its subsidiaries will conduct business in the ordinary course consistent with past practices, and the Company will not and will not permit its subsidiaries to, among other things:

     (a) amend its organizational documents;

     (b) make any acquisitions for an amount in excess of $20 million in the aggregate, or sell, lease or otherwise dispose of a subsidiary, assets or securities for an amount in excess of $125 million in the aggregate;

     (c) make any investment in an amount in excess of $20 million in the aggregate or purchase any property or assets of any other individual or entity for an amount in excess of $20 million in the aggregate;

     (d) waive, release, grant, or transfer any rights of material value other than in the ordinary course of business consistent with past practice;

     (e) modify any existing material license, lease, contract, or other document other than in the ordinary course of business consistent with past practice;

     (f) incur, assume or prepay an amount of long-term or short-term debt in excess of $125 million in the aggregate;

     (g) assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other person which, are in excess of $10 million in the aggregate;

     (h) make any loans, advances or capital contributions to, or investments in, any other person which are in excess of $20 million in the aggregate;

     (i) authorize any new capital expenditures which, individually or in the aggregate, would cause total capital expenditures for the calendar year 2000 and the first quarter of calendar year 2001 to exceed $565 million;

     (j) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution in respect of its capital stock except regular quarterly dividends, or, redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its securities or any securities of its subsidiaries;

     (k) adopt or amend any material bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or employee benefit plan, or increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any existing plan or arrangement;

     (l) pay, discharge or satisfy any material claims, liabilities or obligations;

     (m) approve any new labor agreements;

     (n) take any action other than in the ordinary course of business and consistent with past practices with respect to accounting policies or procedures; or

     (o) knowingly take or agree or commit to take any action that would make any representation and warranty of the Company under the Merger Agreement inaccurate in any material respect at, or as of any time prior to, the effective time of the Proposed Merger.

   Company Stockholder Meeting. The Merger Agreement will require the Company to cause a meeting of its stockholders to be duly called and held as soon as reasonably practicable after consummation of the Amended Offer for the purpose of voting on the approval and adoption of the Merger Agreement and the Proposed Merger. The Merger Agreement contemplates the board of directors of the Company recommending approval and adoption of the Agreement and the Proposed Merger by the Company's stockholders and shall prohibit the board of directors from withdrawing such recommendation, subject to certain exceptions to allow the board of directors of the Company to satisfy its fiduciary obligations.

   Access to Information. The Merger Agreement contemplates that, from the date of the agreement until the effective time of the Proposed Merger, the Company will (a) give Tyson and its counsel, financial advisors, auditors and other authorized representatives (collectively, the "Representatives") reasonable access during normal business hours to the offices, properties, books and records of the Company and its subsidiaries, (b) provide the Representatives access to and the right to consult with representatives of the Company handling any labor negotiations with any union representing employees of the Company,
(c) furnish to Tyson and the Representatives such financial and operating data and other information as such persons may reasonably request in order to complete the transactions contemplated hereby and (d) instruct the Company's employees, counsel and financial advisors to cooperate with Tyson in its investigation of the business of the Company and its subsidiaries; provided that (i) any information provided to Tyson or the Representatives will be subject to the Confidentiality Agreement (defined below) and (ii) Tyson shall inform the Representatives receiving such information of the terms of the Confidentiality Agreement and shall be responsible for any breach by such Representatives of such Confidentiality Agreement.

   Other Offers. The Merger Agreement provides that neither the Company nor any of its subsidiaries will, or will authorize or permit any of their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors to, directly or indirectly, (x) solicit, initiate or take any action to facilitate or encourage the submission of inquiries, proposals or offers from any person or group (other than Tyson and Purchaser) relating to any Acquisition Proposal (defined below), or agree to or endorse any Acquisition Proposal, (y) enter into or participate in any discussions or negotiations regarding any Acquisition Proposal, or furnish to any person or group any information with respect to its business, properties or assets in connection with any Acquisition Proposal or (z) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its subsidiaries. "Acquisition Proposal" means any offer or proposal for a merger, reorganization, consolidation, share exchange, business combination or other similar transaction involving the Company or any of its subsidiaries or any proposal or offer to acquire, directly or indirectly, securities representing more than 50% of the voting power of the Company, or a substantial portion of the assets of the Company and its subsidiaries taken as a whole, other than the Amended Offer and the Proposed Merger contemplated by the Merger Agreement.

   The Merger Agreement further provides that, notwithstanding the foregoing, the Company's board of directors may, prior to the acceptance for payment of Shares pursuant to the Amended Offer, (i) furnish information pursuant to a confidentiality letter deemed appropriate by the Special Committee concerning the Company and its businesses, properties or assets to a person or group who in the judgment of the Special Committee has made a bona fide Acquisition Proposal, (ii) engage in discussions or negotiations with such a person or group who in the judgment of the Special Committee has made a bona fide Acquisition Proposal, (iii) following receipt of a bona fide Acquisition Proposal, take and disclose to its stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or otherwise make disclosure to its stockholders, (iv) following receipt of an Acquisition Proposal, fail to make or withdraw or modify its recommendation that all stockholders of the Company who wish to receive cash for their Shares tender their Shares in the Amended Offer and approve the Proposed Merger and/or (v) taking any non-appealable, final action ordered to be taken by the Company by any court of competent jurisdiction but, in each case referred to in the foregoing (i), (ii) and (iv), only if (i) the Company has complied with the terms of this "No Solicitation Covenant", (ii) the Company has received an unsolicited Acquisition Proposal which the board of directors of the Company determines in good faith is reasonably likely to result in a Superior Proposal, and (iii) the Company shall have delivered to Tyson a prior written notice advising Tyson that it intends to take such action. "Superior Proposal" means any bona fide written Acquisition Proposal which (i) the board of directors of the Company determines in good faith (after consultation with a financial advisor of nationally recognized reputation and taking into account all the terms and conditions of the Acquisition Proposal) is (a) more favorable to the Company and its stockholders from a financial point of view than the transaction contemplated under the Merger Agreement, and (b) reasonably capable of being completed, including a conclusion that its financing, to the extent required, is then committed or is in the good faith judgment of the board of directors of the Company, reasonably capable of being financed by the person making such Acquisition Proposal.

   Notices Of Certain Events. The Merger Agreement would require the Company to promptly notify Tyson of (a) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by the Merger Agreement, (b) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by the Merger Agreement; (c) any actions, suits, claims, investigations or proceedings commenced or, to the best of its knowledge threatened against, relating to or involving or otherwise affecting the Company or any subsidiary of the Company which, if pending on the date of the Merger Agreement, would have been required to be disclosed or which relate to the consummation of the transactions contemplated by the Merger Agreement.

   Tax Matters. The Merger Agreement would require that, without the prior written consent of Tyson (such consent not to be unreasonably withheld), neither the Company nor any of its subsidiaries will make or change any tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any amended tax returns or claims for tax refunds, enter into any closing agreement, surrender any tax claim, audit or assessment, surrender any right to claim a tax refund, offset or other reduction in tax liability surrendered, consent to any extension or waiver of the limitations period applicable to any tax claim or assessment or take or omit to take any other action, if any such election, action or omission would have the effect of increasing the tax liability or reducing any tax asset of the Company or any of its subsidiaries.

   The Merger Agreement would require the Company and each of its subsidiaries to establish or cause to be established in accordance with GAAP on or before the effective time of the Proposed Merger an adequate accrual for all taxes due with respect to any tax period prior to the effective time of the Proposed Merger or for any period beginning before, and ending after, the effective time of the Proposed Merger.

   The Merger Agreement would prohibit the Company and its subsidiaries from taking any action that would reasonably be likely to prevent the Proposed Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code and require the Company and its subsidiaries to use their best efforts to cause the Proposed Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code.

   Affiliates. The Merger Agreement would require that, at least 40 days prior to the effective time of the Proposed Merger, the Company (a) deliver to Tyson a letter identifying all known Persons who may be deemed affiliates of the Company for the purposes of Rule 145 of the Securities Act of 1933, as amended (the "Securities Act") and (b) obtain a written agreement in an agreed upon form from each person who may be so deemed, as soon as practicable and, in any event, at least 30 days prior to the effective time of the Proposed Merger.

Covenants of Tyson

   The Merger Agreement contemplates that Tyson will agree to comply with various covenants.

   Tyson Stockholder Meeting. Tyson will cause a meeting of its stockholders to be duly called and held as soon as reasonably practicable for the purpose of voting on the issuance of Tyson Class A Common Stock in the Proposed Merger and pursuant to Tyson Options after the Proposed Merger.

   Confidentiality. Tyson will agree that the Confidentiality Agreement dated December 4, 2000 between it and the Company shall continue in full force and effect prior to the effective time of the Proposed Merger and after any termination of the Merger Agreement.

   Voting of Shares. Each of Tyson and Purchaser will agree to vote all Shares beneficially owned by it or any of its subsidiaries in favor of adoption of the Merger Agreement at the Company stockholder meeting, and at any adjournment.

   Director and Officer Liability. Tyson will agree that for six years after the effective time of the Proposed Merger, it will cause the Surviving Corporation to indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring prior to the effective time of the Proposed Merger to the extent provided under the Company's articles of incorporation and bylaws in effect on the date of the Merger Agreement; provided that such indemnification will be subject to any limitation imposed from time to time under applicable law. In addition, Tyson will agree that for six years after the effective time of the Proposed Merger, Tyson will cause the Surviving Corporation to use its best efforts to provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the effective time of the Proposed Merger covering each such officer and director currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof, provided that if the aggregate annual premiums for such insurance at any time during such period shall exceed 200% of the per annum rate of premium paid by the Company in its last full fiscal year for such insurance, then Tyson shall cause the Surviving Corporation to provide only such coverage as shall then be available at an annual premium equal to 200% of such rate.

   Employee Matters. Tyson will agree that, subject to applicable law, the Surviving Corporation and its subsidiaries will provide benefits to their employees which will, in the aggregate, be comparable to those currently provided by Tyson and its subsidiaries to their employees; provided, however, that this provision will not apply to any employees represented for purposes of collective bargaining.

   Obligations of Purchaser. Tyson will agree to take all action necessary to cause Purchaser to perform its obligations under the Merger Agreement and to consummate the Proposed Merger on the terms and conditions set forth in the Merger Agreement.

   Stock Exchange Listing. Tyson will agree to use its reasonable best efforts to cause the shares of Tyson Class A Common Stock to be issued in connection with the Proposed Merger to be listed on the NYSE, subject to official notice of issuance.

   Acquisitions of Shares. Tyson and Purchaser will agree not to acquire any Shares prior to the effective time of the Proposed Merger or the termination of the Merger Agreement, other than Shares purchased pursuant to the Amended Offer.

   Notices of Certain Events. Tyson will agree to promptly notify the Company of (a) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by the Merger Agreement, (b) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by the Merger Agreement, and (c) any actions, suits, claims, investigations or proceedings commenced or, to the best of its knowledge threatened against, relating to or involving or otherwise affecting Tyson or any of its subsidiaries which relate to the consummation of the transactions contemplated by the Merger Agreement.

   Reorganization Matters. Tyson will agree that neither it nor any of its subsidiaries will take any action that would reasonably be likely to prevent the Proposed Merger from qualifying as a reorganization under Section 368(a) of the Internal Revenue Code and, prior to the effective time of the Proposed Merger, Tyson and its subsidiaries will use their reasonable best efforts to cause the Proposed Merger to so qualify.

   Information Relating to Offer. Tyson will agree to cause any depository or agent effecting the Amended Offer, to provide to the Company promptly as requested from time to time by the Company current information regarding the status of the Offer and the number of Shares tendered and not validly withdrawn.

   Conduct of Tyson. Tyson will agree that, from the date of the Merger Agreement until the effective time of the Proposed Merger, it will conduct its business in the ordinary course consistent with past practice and shall use its reasonable best efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and employees.

Mutual Covenants of Tyson and the Company

   The Merger Agreement contemplates that Tyson and the Company will agree to comply with various mutual covenants.

   Company Proxy Statement and Form S-4. The Merger Agreement provides that the Company will promptly prepare its proxy statement (the "Company Proxy Statement") for soliciting proxies to vote at the special meeting of stockholders called to vote on the Merger Agreement and the Proposed Merger. Tyson will agree to promptly prepare and file with the SEC the Registration Statement on Form S-4 containing information required by Regulation S-K under the Exchange Act (the "Form S-4"), in which the Company Proxy Statement will be included. Pursuant to the Merger Agreement the Company, Tyson and Purchaser will cooperate with each other in the preparation of the Form S-4 and any amendment or supplement thereto, and each will notify the other of the receipt of any comments of the SEC with respect to the Form S-4 and of any requests by the SEC for any amendment or supplement thereto or for additional information, and will provide to the other promptly copies of all correspondence between Tyson or the Company, as the case may be, or any of its Representatives and the SEC with respect to the Form S-4. Tyson will agree to give the Company and its counsel the opportunity to review the Form S-4 and all responses to requests for additional information by and replies to comments of the SEC before their being filed with, or sent to, the SEC. The Merger Agreement provides that each of the Company, Tyson and Purchaser will use its best efforts, after consultation with the other parties, to respond promptly to all such comments of and requests by the SEC and use its reasonable best efforts to cause the Form S-4 to be declared effective by the SEC as promptly as practicable. Tyson will agree to promptly take any action (other than qualifying as a foreign corporation or taking any action which would subject it to service of process in any jurisdiction where Tyson is not now so qualified or subject) required to be taken under foreign or state securities or Blue Sky laws in connection with the issuance of Tyson Class A Common Stock in the Proposed Merger. The Merger Agreement contemplates that, as promptly as practicable after the Form S-4 shall have become effective, Tyson and the Company shall fully cooperate with each other to cause the Proxy Statement/Prospectus contained in the Form S-4 to be mailed to stockholders of the Company and Tyson. Tyson will agree to advise the Company, promptly after it receives notice thereof, of (i) the time when the Form S-4 becomes effective, (ii) the issuance of any stop order with respect to the Form S-4,
(iii) the suspension of the qualification of Tyson Class A Common Stock for offering or sale in any jurisdiction, or (iv) any request by the SEC for an amendment of the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information.

   Best Efforts. The Merger Agreement provides that each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by the Merger Agreement. Each party will refrain from taking, directly or indirectly, any action contrary to or inconsistent with the provisions of the Merger Agreement, including action which would interfere with the Amended Offer or impair such party's ability to consummate the Proposed Merger. The Merger Agreement provides that the Company and its board of directors will use their reasonable best efforts to (a) take all action necessary so that no state takeover statute or similar statute or regulation is or becomes applicable to the Amended Offer, the Proposed Merger or any of the other transactions contemplated by the Merger Agreement and (b) if any state takeover statute or similar statute or regulation becomes applicable to any of the foregoing, take all action necessary so that the Amended Offer, the Proposed Merger and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to minimize the effect of such statute or regulation on the Amended Offer and the Proposed Merger. The Merger Agreement provides that each of Tyson and the Company will use its best efforts to eliminate any impediment under any antitrust, competition or trade regulation laws that may be asserted by any governmental entity with respect to the Amended Offer or the Proposed Merger so as to enable the Proposed Merger to occur as soon as reasonably practicable.

   Certain Filings. The Merger Agreement contemplates that the Company and Tyson will use their respective reasonable best efforts to take or cause to be taken, (i) all actions necessary, proper or advisable by such party with respect to the prompt preparation and filing with the SEC of their SEC disclosure documents, and (ii) such actions as may be required to have the Company Proxy Statement cleared and the Form S-4 declared effective by the SEC, in each case as promptly as practicable. The Merger Agreement provides that the Company and Tyson shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any governmental body, agency or official, or authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with or as a result of the consummation of the transactions contemplated by the Merger Agreement and (ii) in seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with the parties' SEC disclosure documents and seeking timely to obtain any such actions, consents, approvals or waivers.

   Public Announcements. The Merger Agreement will require each of Tyson and the Company to consult with each other before issuing any press release or making any public statement with respect to the Merger Agreement and to not issue any such press release or make any such public statement prior to such consultation.

Conditions to the Merger

   The Merger Agreement provides that the obligations of the Company, Tyson and Purchaser to consummate the Proposed Merger are subject to the satisfaction or, to the extent permitted by law, waiver of the following conditions:

     (a) the Merger Agreement will have been approved and adopted by the stockholders of the Company in accordance with Delaware Law;

     (b) any applicable waiting period under the HSR Act (as defined below) relating to the Amended Offer and the Proposed Merger will have expired or been terminated;

     (c) no provision of any applicable law or regulation and no judgment, injunction, order or decree prohibits the consummation of the Merger;

     (d) the Form S-4 will have been declared effective, no stop order suspending the effectiveness of the Form S-4 will be in effect and no proceedings for such purpose will be pending before or threatened by the SEC;

     (e) the shares of Tyson Class A Common Stock to be issued in the Proposed Merger will have been approved for listing on the NYSE, subject to official notice of issuance; and

     (f) Tyson will have received an opinion of Milbank, Tweed, Hadley & McCloy LLP in an agreed upon form.

   The Merger Agreement provides that the obligation of the Company to consummate the Proposed Merger is also subject to the following conditions:

     (a) Purchaser will have purchased Shares pursuant to the Offer;

     (b) The Company will have received an opinion of Wachtell, Lipton, Rosen & Katz in an agreed upon form.

Termination

   The Merger Agreement provides that it may be terminated and the Proposed Merger may be abandoned at any time prior to the effective time of the Proposed Merger (notwithstanding any approval of the Merger Agreement by the stockholders of the Company):

     (a) by mutual written agreement of the Company and Tyson;

     (b) by either the Company or Tyson, if the Amended Offer has not been consummated on or before February 28, 2001; provided that this right to terminate the Merger Agreement is not available to any party whose breach of any provision of the Merger Agreement results in the failure of the Amended Offer to be consummated by February 28, 2001;

     (c) by either the Company or Tyson if there is any law or regulation that makes acceptance for payment of, and payment for, the Shares pursuant to the Offer, or consummation of the Proposed Merger illegal or otherwise prohibited or any judgment, injunction, order or decree of any court or governmental body having competent jurisdiction permanently enjoins Purchaser from accepting for payment of, and paying for, the Shares pursuant to the Amended Offer or Purchaser, the Company or Tyson from consummating the Proposed Merger and such judgment, injunction, order or decree has become final and nonappealable; or

     (d) by Tyson, prior to the purchase of the Shares pursuant to the Amended Offer, if the board of directors of the Company shall have withdrawn, or modified or amended in a manner adverse to Tyson, its approval or recommendation of the Merger Agreement, the Amended Offer and the Proposed Merger or its recommendation that the stockholders of the Company tender their Shares pursuant to the Amended Offer, adopt and approve the Merger Agreement and the Proposed Merger or approved, recommended or endorsed any proposal for a transaction other than such transactions (including a tender or exchange offer for Shares) or if the Company has failed to call its stockholder meeting or failed to mail the Company Proxy Statement to its stockholders within 20 days after the Form S-4 is declared effective by the SEC or failed to include in such statement the recommendation referred to above; or

     (e) by the Company, if (i) the board of directors of the Company authorizes the Company, subject to complying with the terms of the Merger Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and the Company notifies Tyson in writing at least three days prior to the proposed effectiveness of such termination that it intends to enter into such an agreement, attaching a description of the material terms and conditions thereof and permits Tyson, within such three business day period to submit a new offer, which shall be considered by the Special Committee in good faith (it being understood that the Company shall not enter into any such binding agreement during such three day period) and
  (ii) the Company prior to such termination pays to Tyson in immediately available funds the Termination Fee (defined below) and the fees required to be paid pursuant to the Merger Agreement; or

     (f) by Tyson, if prior to the acceptance for payment of the Shares under the Amended Offer, there has been a breach by the Company of any representation, warranty, covenant or agreement contained in the Merger Agreement that is not curable and such breach would give rise to a failure of the condition to the Merger Agreement; or

     (g) by the Company, if prior to the acceptance for payment of the Shares under the Offer there has been a breach by Tyson of any representation, warranty, covenant or agreement contained in the Merger Agreement that is not curable and such breach would give rise to a failure of the condition to the Merger Agreement (which shall be construed to apply to Tyson); or

     (h) by either the Company or Tyson if, at a duly held stockholders meeting of the Company or any adjournment thereof at which the Merger Agreement and the Proposed Merger are voted upon, the requisite stockholder adoption and approval shall not have been obtained.

Fees and Expenses

   It is contemplated that, except as otherwise specified below, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses.

   The Merger Agreement provides that the Company will pay Tyson $70 million (the "Termination Fee") if the Merger Agreement is terminated (i) pursuant to
(d) or (e) under "Termination" above; or (ii) pursuant to (b), (f) or (h) under "Termination" above if at the time of such termination (or, in the case of a termination pursuant to (h) under "Termination" above, at the time of the stockholders meeting), there shall have been outstanding an Acquisition Proposal pursuant to which stockholders of the Company would receive cash, securities or other consideration having an aggregate value in excess of $26.00 per Share, and within six months of any such termination the Company enters into a definitive agreement for or consummates such Acquisition Proposal or another Acquisition Proposal with a higher per Share value than such Acquisition Proposal.

   The Merger Agreement provides that if it is terminated as described in (d),
(e) or (f) under "Termination" above, the Company shall reimburse Tyson and its affiliates not later than two business days after submission of reasonable documentation thereof for 100% of their documented out-of-pocket fees and expenses (including, without limitation, the reasonable fees and expenses of their counsel and investment banking fees), actually incurred by any of them or on their behalf in connection with this Agreement and the transactions contemplated hereby subject to a maximum reimbursement amount of $7,500,000.

Amendments

   At any time prior to the effective time of the Proposed Merger, the Merger Agreement may be amended by an instrument signed by Tyson, Purchaser and the Company. However, after adoption of the Merger Agreement by the stockholders of the Company, the Merger Agreement may not be amended by any amendment which by law requires the further approval of the stockholders of the Company unless the stockholders of the Company have given their approval.

   12. Purpose and Structure of the Offer; Plans for the Company; Dissenters' Rights.

   Purpose of the Offer. The purpose of the Offer is to acquire control of the Company through the acquisition of a number of Shares which, together with Shares owned by Tyson, represent 50.1% of the outstanding Shares. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of the Company. The purpose of the Proposed Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, we intend to consummate the Proposed Merger as promptly as practicable. Upon consummation of the Proposed Merger, the Company will become a wholly-owned subsidiary of Tyson.

   If a definitive merger agreement is entered into by the Company, Tyson and Purchaser, the Company Board will be required to submit the Proposed Merger to the Company's stockholders for approval at a stockholders' meeting convened for that purpose in accordance with Delaware Law. The Proposed Merger must be approved by a majority vote of the outstanding Shares cast by stockholders at a meeting at which a quorum is present.

   If the Minimum Condition and the Section 203 Condition are satisfied, we will, upon consummation of the Offer, have sufficient voting power to ensure approval of the Proposed Merger at the stockholders' meeting without the affirmative vote of any other stockholder.

   Tyson has delivered to the Company a form of merger agreement, which is summarized herein. Tyson intends to continue to seek to negotiate with the Company with respect to the acquisition of the Company based on this form of merger agreement. If such negotiations result in a definitive merger agreement between the Company and Tyson, certain material terms of the Offer may change. Accordingly, such negotiations could result in, among other things, modification, extension or termination of the Offer and submission of a different acquisition proposal to the Company's stockholders for approval.

   Plans for the Company. The acquisition of the Company will allow Tyson to expand its business to include the processing and marketing of beef and pork products. Tyson plans to use its expertise to accelerate the Company's program to develop value-added convenience foods and case ready retail products in beef and pork.

   Except as otherwise provided herein, it is currently expected that, following the Proposed Merger, the business and operations of the Company will be continued substantially as they are currently being conducted. We will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Proposed Merger and will take such actions as we deem appropriate under the circumstances. Except as described above or elsewhere in this Offer to Purchase, we have no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the Company Board or management, any material change in the Company's capitalization or dividend policy or any other material change in the Company's corporate structure or business.

   Appraisal Rights. Appraisal rights are not available in the Offer. Appraisal rights will not be available to holders of the Shares in connection with the Proposed Merger if both of the following are true:

  . if at the date fixed to determine the stockholders entitled to notice of and to vote on the Proposed Merger, the Common Stock is registered on a national securities exchange or traded on Nasdaq, and

  . if the shares of Tyson Class A Common Stock at the effective time of the Proposed Merger will be either listed on a national securities exchange or traded on Nasdaq.

As of the date of this Offer to Purchase, the Shares and the Tyson Class A Common Stock are each listed on the NYSE.

   13. Effect of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act. If the Proposed Merger is consummated, stockholders who have not tendered their Shares in the Offer will receive shares of Tyson Class A Common Stock with a market value equal to $26.00 if, during the relevant pricing period before the merger, the average per share price of Tyson Class A Common Stock is at least $12.60 and no more than $15.40. This $26.00 value is subject to change if the average per share price of Tyson Class A Common Stock is not in that range and the value you will receive will be proportionately changed. If, however, the Proposed Merger is not consummated, the purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Tyson. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer price.

   Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing in the NYSE. According to the published guidelines of the NYSE, the NYSE would normally give consideration to delisting the Shares when, among other things:

  .  the total number of holders of Shares is less than 400,

  . the total number of holders of Shares is less than 1,200 and the average monthly trading volume over the most recent 12 month period is less than 100,000 Shares,

  . the number of publicly held Shares (excluding the holdings of officers, directors and their families and other concentrated holdings of 10% or more) is less than 600,000,

  . the Company's total global market capitalization is less than $50.0 million and the total shareholders' equity is less than $50.0 million,

  . the Company's average global market capitalization over a consecutive 30-trading-day period is less than $15.0 million, or

  . the average closing price per Share is less than $1.00 over a consecutive 30-trading-day period.

   If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements for continued listing in NYSE and the listing of Shares is discontinued, the market for the Shares could be adversely affected.

   If the NYSE were to delist the Shares, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations for the Shares would be reported by such exchange or through other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly-held Shares at such time, the possible termination of registration of the Shares under the Exchange Act and other factors. The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, the Shares might no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

   Registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement pursuant to Section 14(a) in connection with a stockholder's meeting and the related requirement of an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. Furthermore, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for listing or Nasdaq National Market reporting.

   14. Dividends and Distributions. If on or after December 11, 2000, the Company should split, combine or otherwise change the Shares or its capitalization, acquire or otherwise cause a reduction in the number of outstanding Shares or issue or sell any additional Shares (other than Shares issued pursuant to and in accordance with the terms in effect on December 11, 2000 of employee stock options outstanding prior to such date), shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights, or warrants, conditional or otherwise, to acquire, any of the foregoing, then, without prejudice to our rights under "The Offer--Conditions to the Offer", we may, in our sole discretion, make such adjustments in the purchase price and other terms of the Offer as we deem appropriate including the number or type of securities to be purchased.

   15. Conditions to the Offer. Notwithstanding any other provision of the Offer, we are not required to accept for payment or pay for any Shares, and we may terminate the Offer, if:

     (1) prior to the Expiration Date, any of the Minimum Condition, the Merger Agreement Condition or the Section 203 Condition, in Tyson's sole discretion, has not been satisfied, or any waiting periods under applicable antitrust laws shall not have expired or been terminated; and

     (2) at any time on or after December 11, 2000 and prior to the Expiration Date, any of the following conditions exists:

       (a) there shall have been any law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Proposed Merger by any court of competent jurisdiction or other competent governmental or regulatory authority which, directly or indirectly, (1) prohibits, or imposes any material limitations on, Tyson's or Purchaser's ownership or operation (or that of any of their respective subsidiaries or affiliates) of any portion of their or the Company's businesses or assets which is material to the business of all such entities taken as a whole, or compels Tyson or Purchaser (or their respective subsidiaries or affiliates) to dispose of or hold separate any portion of their or the Company's business or assets which is material to the business of all such entities taken as a whole, (2) prohibits, restrains or makes illegal the acceptance for payment, payment for or purchase of Shares pursuant to the Offer or the consummation of the Proposed Merger, (3) imposes material limitations on the ability of Purchaser or Tyson (or any of their respective subsidiaries or affiliates) effectively to acquire or to hold or to exercise full rights of ownership of the Shares purchased pursuant to the Offer including, without limitation, the right to vote such Shares on all matters properly presented to the Company's stockholders, (4) imposes material limitations on the ability of Purchaser or Tyson (or any of their respective subsidiaries or affiliates) effectively to control in any material respect any material portion of the business or assets of the Company and its subsidiaries taken as a whole, or (5) otherwise materially adversely affects the Company and its subsidiaries taken as a whole;

       (b) there shall be instituted or pending any action, suit or proceeding brought by a governmental or regulatory authority (1) challenging or seeking to make illegal the acquisition by Tyson or Purchaser of Shares or otherwise seeking to restrain or prohibit the making or consummation of the Offer or the Proposed Merger or (2) that could reasonably be expected to result, directly or indirectly, in any of the consequences referred to in clauses (1) through (5) of paragraph
    (a) above;

       (c) there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market, (2) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (3) a commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States which has a material adverse effect on general economic conditions in the United States, (4) any limitation (whether or not mandatory) by any United States Governmental or Regulatory Authority on the extension of credit by banks or other financial institutions, (5) any decline in either the Dow Jones Industrial Average or the Standard & Poor's 500 Index by an amount in excess of a percentage to be agreed with the Company measured from the close of business on the date of the Offer or (6) in the case of any of the foregoing (other than clause (5)) existing at the time of the Offer, a material acceleration or worsening thereof;

       (d) there shall have been any change, event or development having, or that could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the condition (financial or otherwise), business, assets, liabilities or results of operations of the Company and its subsidiaries taken as a whole;

       (e) Tyson, Purchaser and the Company shall have agreed that Purchaser shall amend the Offer to terminate the Offer or postpone the payment for Shares thereunder; or

       (f) any person (which includes a "person" as such term is defined in Section 13(d)(3) of the Exchange Act) other than Purchaser, any of its affiliates, or any group of which any of them is a member shall have acquired beneficial ownership of more than 5% of the outstanding Shares, or any group shall have been formed which beneficially owns more than 5% of the outstanding Shares of Company Common Stock, in each case other than any person or group that has disclosed such ownership prior to the date of the Offer, and no such person or group shall have increased its beneficial ownership in the Company by more than 1% of the outstanding Shares;

which, in the reasonable judgment of Tyson in any such case, and regardless of the circumstances (including any action or omission by Tyson but excluding any willful action or omission by Tyson) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment.

   16. Certain Legal Matters; Regulatory Approvals. General. We are not aware of any governmental license or regulatory permit that appears to be material to the Company's business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, we currently contemplate that, such approval or other action will be sought. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to the Company's business or certain parts of the Company's business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions. See "The Offer--Conditions to the Offer".

   State Takeover Laws. Section 203 of the DGCL, in general, prohibits a Delaware corporation such as the Company from engaging in a "business combination" (defined as a variety of transactions, including mergers) with an "interested stockholder" (defined generally as a person that is the beneficial owner of 15% or more of a corporation's outstanding voting stock) for a period of three years following the time that such person became an interested stockholder unless, among other things, prior to the time such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder. The Offer is conditioned upon, among other things, that Tyson is satisfied, in its sole discretion, that
Section 203 of the DGCL is inapplicable to the Offer and the Proposed Merger.

   A number of states have adopted takeover laws and regulations that purport to be applicable to attempts to acquire securities of corporations that are incorporated in those states or that have substantial assets, stockholders, principal executive offices or principal places of business in those states. To the extent that these state takeover statutes purport to apply to the Offer or the Proposed Merger, we believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in EDGAR v. MITE CORP., invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeover of corporations meeting certain requirements more difficult. The reasoning in that decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS CORP. v. DYNAMICS CORP. OF AMERICA, the Supreme Court of the United States held that the State of Indiana could as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, as long as those laws were applicable only under certain conditions. Subsequently, in TLX ACQUISITION CORP. v. TELEX CORP., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma, because they would subject those corporations to inconsistent regulations. Similarly, in TYSON FOODS, INC. v. MCREYNOLDS, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United State Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in GRAND METROPOLITAN PLC v. BUTTERWORTH, that the provisions of the Florida Affiliated Transactions Act and Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

   We have not attempted to comply with any state takeover statutes in connection with this Offer or the Proposed Merger. We reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Proposed Merger, and nothing in this Offer to Purchase nor any action that we take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Proposed Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Proposed Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and we might be unable to accept for payment or purchase Shares tendered in the Offer or be delayed in continuing or consummating the Offer. In that case, we may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15.

   Antitrust. Under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

   Pursuant to the requirements of the HSR Act, Tyson intends to file a Notification and Report Form with respect to the Offer and the Proposed Merger with the Antitrust Division and the FTC on December 12, 2000. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire at 11:59 P.M., New York City time, on Wednesday, December 27, 2000. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after our substantial compliance with such request. Thereafter, such waiting period can be extended only by court order. A request will be made pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

   Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. See "The Offer--Conditions to the Offer". Any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See "The Offer--Withdrawal Rights". Subject to certain circumstances described in "The Offer--Extension of Tender Period", any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If our acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer may be extended.

   The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of Tyson's or the Company's substantial assets. Private parties (including individual states) may also bring legal actions under the antitrust laws. We do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See "The Offer--Conditions to the Offer" for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

   17. Fees and Expenses. Merrill Lynch is acting as Tyson's exclusive financial advisor in connection with the Offer and the Proposed Merger. Tyson and the Purchaser have also engaged Merrill Lynch to act as the Dealer Manager in connection with the Offer. Pursuant to its engagement letter with Merrill Lynch, Tyson has agreed to pay Merrill Lynch, as compensation for its services as financial advisor, a transaction fee of $14 million payable upon the acceptance for payment by the Purchaser of Shares pursuant to the Offer, against which a fee of $2 million payable to Merrill Lynch upon commencement of the Offer will be credited. Tyson has also agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses incurred in connection with Merrill Lynch's engagement, including the reasonable fees and disbursements of counsel, and to indemnify Merrill Lynch against certain liabilities, including certain liabilities under the federal securities laws.

   Tyson has retained MacKenzie Partners, Inc. to act as the Information Agent and Wilmington Trust Company to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the federal securities laws.

   We will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

   18. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our discretion, take such action as we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

   No person has been authorized to give any information or make any representation on behalf of Purchaser or Tyson not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

   We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner set forth in "The Offer--Certain Information Concerning Purchaser and Tyson--Available Information" of this Offer to Purchase (except that such information will not be available at the regional offices of the SEC).

                                          TYSON FOODS, INC.

                                          LASSO ACQUISITION CORPORATION

December 12, 2000

                                                                     SCHEDULE I

            DIRECTORS AND EXECUTIVE OFFICERS OF TYSON AND PURCHASER

   The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Tyson are set forth below. References herein to "Tyson" mean Tyson Foods, Inc. Unless otherwise indicated below, the business address of each director and officer is c/o Tyson Foods, Inc., 2210 West Oaklawn Drive, Springdale, Arkansas 72762-6999. Where no date is shown, the individual has occupied the position indicated for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Tyson. Except as described herein, none of the directors and officers of Tyson listed below has, during the past five years,
(i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All directors and officers listed below are citizens of the United States.

   On August 22, 1996, Don Tyson entered into a Stipulation and Consent with the SEC pursuant to which Mr. Tyson, without admitting or denying any wrongdoing, consented and agreed to the entry of a Final Judgment permanently enjoining him from violating Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder and requiring the payment of a civil money penalty of $46,125. The Stipulation and Consent was entered as a Final Judgment on October 8, 1996, by the United States District Court for the Western District of Arkansas. The Stipulation and Consent arose as a result of the SEC's investigation of certain purchases and sales of common stock of Arctic Alaska Fisheries Corporation by Fred Cameron, an acquaintance of Mr. Tyson, in June 1992.

                   DIRECTORS AND EXECUTIVE OFFICERS OF TYSON

                      Current Principal Occupation or Employment and Five-Year
 Name                                    Employment History
 ----                 --------------------------------------------------------
 Don Tyson.......... Senior Chairman of Tyson's Board, served as Chairman of
                     Tyson's Board until April 1995 when he was named Senior
                     Chairman. Mr. Tyson served as Chief Executive Officer
                     until March 1991 and has been a member of Tyson's Board
                     since 1952.

 John H. Tyson...... Chairman of Tyson's Board since October 1, 1998 and assumed responsibilities as President and Chief Executive
                     Officer in April 2000. He previously served as Vice
                     Chairman since 1997 and President of the Beef and Pork
                     Division since 1993. Mr. Tyson has been a member of
                     Tyson's Board since 1984.

 Joe F. Starr....... A private investor, served as a Vice President of Tyson until 1996. Mr. Starr has been a member of the Board since
                     1969.

 Leland E. Tollett.. Served as Chairman and Chief Executive Officer from 1995 to 1998. An employee of Tyson since 1959, Mr. Tollett was
                     President and Chief Executive Officer from 1991 to 1995.
                     Mr. Tollett has been a member of Tyson's Board since 1984.

 Shelby Massey...... Farmer and a private investor. He served as Senior Vice
                     Chairman of Tyson's Board from 1985 to 1988 and has been a member of Tyson's Board since 1985.

 Barbara A. Tyson... Vice President of Tyson. Ms. Tyson has served in related capacities since 1988. Ms. Tyson has been a member of Tyson's Board since 1988.

 Lloyd V. Hackley... President and Chief Executive Officer of Lloyd V. Hackley
                     and Associates, Inc. He is a director of Branch Banking and Trust Corporation headquartered in Winston-Salem, North Carolina. He was president of the North Carolina
                     Community College System from 1995 to 1997. Mr. Hackley has been a member of Tyson's Board since 1992.


                       Current Principal Occupation or Employment and Five-Year
 Name                                     Employment History
 ----                  --------------------------------------------------------
 Donald E. Wray...... Retired as President of the Tyson in March 2000 after 39 years with Tyson in various capacities. Mr. Wray has
                      served as President and Chief Operating Officer from 1995
                      to 1999 after serving as Chief Operating Officer since
                      1991. Mr. Wray has been a member of Tyson's Board since
                      1994.

 Gerald M. Johnston.. Private investor, was Executive Vice President of Finance for Tyson from 1981 to 1996 when he retired and became a consultant to the Company. He is a director of Fairfield
                      Communities, Inc. Mr. Johnston has been a member of Tyson's Board since 1996.

 Jim Kever........... Director of Quintiles Transnational ("Quintiles") since
                      May 6, 1999 and has served as Chief Executive Officer of
                      Envoy Corporation ("Envoy"), subsidiary of Quintiles,
                      since Envoy was acquired by Quintiles in March 1999. Mr.
                      Kever served as President and Co-Chief Executive Officer
                      of Envoy from August 1995 until March 1999 and as a
                      director from Envoy's incorporation in August 1994 until
                      March 1999. Mr. Kever also is a director of Transaction
                      System Architects, Inc., a supplier of electronic payment
                      software products and network integration solutions, and
                      3D Systems Corporation, a manufacturer of technologically
                      advanced solid imaging systems and prototype models. Mr.
                      Kever has been a member of Tyson's Board since May 1999.

 David A. Jones...... Chairman and Chief Executive Officer of Rayovac
                      Corporation since 1996. Before joining Rayovac, Mr. Jones
                      served as President, Chief Executive Officer and Chairman
                      of Thermoscan, Inc. and as President, Chief Executive
                      Officer and Chairman of Regina Company. He was previously
                      with Electrolux Corporation and General Electric Co. Mr.
                      Jones is also a director of SCI, Inc., an electronics
                      manufacturer, and Spectrum Brands, a specialty chemical
                      manufacturer. Mr. Jones was elected to the Board in
                      August 2000.

 Barbara Allen....... President and Chief Operating Officer of Paladin
                      Resources and has served in those capacities since 1999.
                      Before joining Paladin Resources, Ms. Allen was President
                      of Corporate Supplier Solutions for Corporate Express
                      from 1998 to 1999. Previously, she was with Quaker Oats
                      Co. for 23 years where she held several senior positions
                      including Executive Vice President of International
                      Foods, Vice President of Corporate Strategic Planning,
                      President of the Frozen Foods Divison and Vice President
                      of Marketing. Ms. Allen is also a director of Maytag
                      Corporation and Chart House Enterprises. Ms. Allen was
                      elected to the Board in November 2000.

 Neely E. Cassady.... Chairman of the Board and President of Cassady
                      Investments, Inc. and served as a Senator in the Arkansas
                      General Assembly from 1983 to 1996. Mr. Cassady has been
                      a member of the Board since 1974.

 Fred Vorsanger...... Private business consultant, manager of Bud Walton Arena and Vice President Emeritus of Finance and Administration
                      at the University of Arkansas. He is a director of
                      McIlroy Bank & Trust of Fayetteville, Arkansas. Mr.
                      Vorsanger has been a member of the Board since 1977.

                 DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

   The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser are set forth below. Unless otherwise indicated below, the business address of each director and officer is c/o Tyson Foods, Inc., 2210 West Oaklawn Drive, Springdale, Arkansas 72762-6999. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Purchaser. Except as described herein, none of the directors and officers of Purchaser listed below has, during the past five years, (i) been convicted in a criminal proceeding or
(ii) been a party to any judicial or administrative proceeding that resulted in a judgement, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All directors and officers listed below are citizens of the United States.

   On August 22, 1996, Don Tyson entered into a Stipulation and Consent with the SEC pursuant to which Mr. Tyson, without admitting or denying any wrongdoing, consented and agreed to the entry of a Final Judgment permanently enjoining him from violating Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder and requiring the payment of a civil money penalty of $46,125. The Stipulation and Consent was entered as a Final Judgment on October 8, 1996, by the United States District Court for the Western District of Arkansas. The Stipulation and Consent arose as a result of the SEC's investigation of certain purchases and sales of common stock of Arctic Alaska Fisheries Corporation by Fred Cameron, an acquaintance of Mr. Tyson, in June 1992.

                 DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

                      Current Principal Occupation or Employment and Five-Year
 Name                                    Employment History
 ----                 --------------------------------------------------------
 Don Tyson......... Director. Senior Chairman of Tyson's Board, served as
                    Chairman of Tyson's Board until April 1995 when he was
                    named Senior Chairman. Mr. Tyson served as Chief Executive
                    Officer until March 1991 and has been a member of Tyson's
                    Board since 1952.

 John H. Tyson..... Director and President. Chairman of Tyson's Board since
                    October 1, 1998 and assumed responsibilities as President
                    and Chief Executive Officer in April 2000. He previously
                    served as Vice Chairman since 1997 and President of the
                    Beef and Pork Division since 1993. Mr. Tyson has been a
                    member of Tyson's Board since 1984.

 Greg W. Lee....... Director. Mr. Lee was appointed Chief Operating Officer of
                    Tyson in 1999 after serving as President of Tyson's
                    Foodservice Group since 1998 and Executive Vice President,
                    Sales, Marketing and Technical Services since 1995.

 Steve Hankins..... Executive Vice President. Mr. Hankins was appointed Tyson's
                    Executive Vice President and Chief Financial Officer in
                    1998 after serving as Tyson's Senior Vice President,
                    Financial Planning and Shared Services since 1997 and Vice
                    President, Management Information Systems since 1993.

 Les Baledge....... Executive Vice President. Mr. Baledge was appointed Tyson's
                    Executive Vice President and General Counsel in 2000 after serving as Tyson's Executive Vice President and Associate
                    General Counsel since 1999 upon joining Tyson. Prior to
                    joining Tyson, Mr. Baledge was of counsel to the law firm
                    of Kutak Rock LLP and a partner with the Rose Law Firm.

 R. Read Hudson.... Secretary. Mr. Hudson was appointed Tyson's Secretary and
                    Corporate Counsel in 1998 after serving as Tyson's
                    Corporate Counsel since 1992.

 Dennis Leatherby.. Treasurer. Mr. Leatherby was appointed Tyson's Senior Vice
                    President, Finance and Treasurer in 1998 after serving as Vice President and Treasurer since 1997 and Treasurer since
                    1994.

                                                                     SCHEDULE II

                             TRANSACTIONS IN SHARES

          No. of Shares Price Per
Date        Purchased    Share*
----      ------------- ---------
11/30/00     119,000      22.32
12/1/00      455,200      22.56


--------
* Net of Brokerage Commissions

   The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

                        The Depositary for the Offer is:

                            WILMINGTON TRUST COMPANY

               By Mail:                     By Hand/Overnight Courier:


      Corporate Trust Operations              Wilmington Trust Company
       Wilmington Trust Company          1105 North Market Street, 1st Floor
             P O Box 8861                       Wilmington, DE 19801
      Wilmington, DE 19899-8861           Attn: Corporate Trust Operations

                                 By Facsimile:
                                 (302) 651-1079

                             Confirm by Telephone:
                                 (302) 651-8869

   If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can call the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                              [LOGO OF MACKENZIE]

                                156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (Call Collect)
                      E-mail: proxy@mackenziepartners.com
                                       or
                         Call Toll Free (800) 322-2885

                      The Dealer Manager for the Offer is:

                              Merrill Lynch & Co.

                          Four World Financial Center
                            New York, New York 10080

                          Call Collect: (212) 236-3790

Forward Looking Statements

Certain statements contained in this communication are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to Tyson's belief that the proposed transaction is expected to be immediately accretive to earnings; the regulatory review and approvals to be triggered by the proposed transaction; the prospects and financial condition of the combined operations of Tyson and IBP; the ability of the parties to successfully consummate the transaction and integrate the operations of the combined enterprises; the intended qualification of the proposed transaction as a tax-free reorganization; and other statements relating to future events and financial performance and the proposed Tyson acquisition of IBP. These forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Among the factors that may cause actual results to differ materially from those expressed in, or implied by, the statements are the following: (i) the risks that Tyson and IBP will not successfully integrate their combined operations; (ii) the risk that Tyson and IBP will not realize estimated synergies; (iii) unknown costs relating to the proposed transaction;
(iv) risks associated with the availability and costs of financing, including cost increases due to rising interest rates; (v) fluctuations in the cost and availability of raw materials, such as feed grain costs; (vi) changes in the availability and relative costs of labor and contract growers; (vii) market conditions for finished products, including the supply and pricing of alternative proteins; (viii) effectiveness of advertising and marketing programs; (ix) changes in regulations and laws, including changes in accounting standards, environmental laws, and occupational, health and safety laws; (x) access to foreign markets together with foreign economic conditions, including currency fluctuations; (xi) the effect of, or changes in, general economic conditions; and (xii) adverse results from on-going litigation. Tyson undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information.

The information in this communication concerning IBP and the proposed transactions by IBP management and Smithfield Foods has been taken from, or is based upon, publicly available information. Although Tyson does not have any information that would indicate that any information contained in this news release that has been taken from such documents is inaccurate or incomplete, Tyson does not take any responsibility for the accuracy or completeness of such information.

MORE DETAILED INFORMATION PERTAINING TO TYSON'S PROPOSAL WILL BE SET FORTH IN APPROPRIATE FILINGS TO BE MADE WITH THE SEC, IF AND WHEN MADE. SHAREHOLDERS ARE URGED TO READ ANY RELEVANT DOCUMENTS THAT MAY BE FILE WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON AND IBP, WITHOUT CHARGE, AT THE SEC'S INTERNET SITE (HTTP://WWW.SEC.GOV). COPIES OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO TYSON FOODS, INC., 2210 WEST OAKLAWN DRIVE, SPRINGDALE, ARKANSAS 72762-6999, ATTENTION: OFFICE OF THE CORPORATE SECRETARY (501) 290-4000.

Tyson and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Tyson. A detailed list of the names of Tyson's directors and officers is contained in Tyson's proxy statement for its 2000 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov) or by directing a request to Tyson at the address provided above.

AS OF THE DATE OF THIS PRESS RELEASE, NONE OF THE FOREGOING PARTICIPANTS, INDIVIDUALLY BENEFICIALLY OWNS IN EXCESS OF 5% OF IBP'S COMMON STOCK. EXCEPT AS DISCLOSED ABOVE AND IN TYSON'S PROXY STATEMENT FOR ITS 2001

ANNUAL MEETING AND OTHER DOCUMENTS FILED WITH THE SEC, TO THE KNOWLEDGE OF TYSON, NONE OF THE DIRECTORS OR EXECUTIVE OFFICERS OF TYSON HAS ANY MATERIAL INTEREST, DIRECT OR INDIRECT, BY SECURITY HOLDINGS OR OTHERWISE, IN TYSON OR IBP.

This communication is not an offer to purchase shares of IBP, nor is it an offer to sell shares of Tyson Class A common stock which may be issued in any proposed merger with IBP. Any issuance of Tyson Class A common stock in any proposed merger with IBP would have to be registered under the Securities Act of 1933, as amended, and such Tyson stock would be offered only by means of a prospectus complying with the Act.